                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                (INCLUDING ANY ASSOCIATED STOCK PURCHASE RIGHTS)

                                         OF
                              LOCTITE CORPORATION
                                       AT
                              $57.75 NET PER SHARE
                                       BY
                              HC INVESTMENTS, INC.
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                                  HENKEL KGAA

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
           ON MONDAY, JANUARY 6, 1997, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED (AND NOT WITHDRAWN) PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK ("SHARES") OF LOCTITE CORPORATION (THE "COMPANY") THAT WOULD, WHEN AGGREGATED WITH THE SHARES ALREADY OWNED BY HC INVESTMENTS, INC. ("PURCHASER"), REPRESENT AT LEAST A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE AND (II) PURCHASER REMAINING SATISFIED THAT THE OFFER CONSTITUTES A "PERMITTED OFFER" UNDER THE COMPANY'S RIGHTS AGREEMENT AND THAT THE RIGHTS WILL NOT BECOME EXERCISABLE (OR BE ADJUSTED) UPON CONSUMMATION OF, OR OTHERWISE ARE INAPPLICABLE TO, THE OFFER AND THE SECOND STEP MERGER (DESCRIBED HEREIN) (THE "RIGHTS CONDITION"). THE OFFER IS SUBJECT TO OTHER TERMS AND CONDITIONS. SEE "THE TENDER OFFER--CERTAIN CONDITIONS OF THE OFFER."

PURCHASER CURRENTLY OWNS 11,208,224 SHARES, REPRESENTING APPROXIMATELY 35.0% OF THE OUTSTANDING SHARES AND APPROXIMATELY 34.4% OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS.

HENKEL KGAA ("PARENT") AND PURCHASER ARE SEEKING TO NEGOTIATE WITH THE COMPANY THE ACQUISITION OF THE COMPANY BY PURCHASER. PURCHASER RESERVES THE RIGHT (SUBJECT TO APPLICABLE LAW) TO AMEND THE OFFER, INCLUDING BY SHORTENING THE PERIOD THE OFFER IS TO REMAIN OPEN AND CAUSING THE OFFER TO EXPIRE ON A DATE PRIOR TO MONDAY, JANUARY 6, 1997, IF PURCHASER DETERMINES THAT IT IS NOT NECESSARY FOR THE OFFER TO REMAIN OPEN UNTIL SUCH DATE IN ORDER FOR THE RIGHTS CONDITION TO BE SATISFIED.

                            ------------------------

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                                ROTHSCHILD INC.

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such manually signed facsimile), or, in the case of a book-entry transfer effected pursuant to the procedure set forth under "THE TENDER OFFER--Procedure for Tendering Shares," an Agent's Message (as defined herein), and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a manually signed facsimile thereof) or deliver such Shares pursuant to the procedure for book-entry transfer set forth under "THE TENDER OFFER--Procedure for Tendering Shares" or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

    If a stockholder desires to tender Shares and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the expiration of the Offer, such stockholder's tender may be effected by following the procedure for guaranteed delivery set forth under "THE TENDER OFFER--Procedure for Tendering Shares."

    Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                            ------------------------

NOVEMBER 6, 1996

                               TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                             ----
INTRODUCTION...............................................................................................     1
SPECIAL FACTORS............................................................................................     4
  Background to the Offer..................................................................................     4
  Analysis of Rothschild as Financial Advisor to Parent....................................................    11
  Fairness of the Offer....................................................................................    14
  Purpose and Structure of the Offer; Plans for the Company After the Offer................................    14
  Interests of Certain Persons; Stockholdings of Certain Officers and Directors;
    and Related Transactions...............................................................................    16
  Certain U.S. Federal Income Tax Consequences.............................................................    16
  Appraisal Rights.........................................................................................    17
THE TENDER OFFER...........................................................................................    20
  Terms of the Offer.......................................................................................    20
  Procedure for Tendering Shares...........................................................................    21
  Withdrawal Rights........................................................................................    24
  Acceptance for Payment and Payment.......................................................................    24
  Price Range of the Shares; Dividends.....................................................................    26
  Certain Effects of the Offer.............................................................................    26
  Certain Information Concerning the Company...............................................................    27
  Certain Information Concerning Parent and Purchaser......................................................    29
  Source and Amount of Funds...............................................................................    31
  Dividends and Distributions..............................................................................    31
  Certain Conditions of the Offer..........................................................................    32
  Certain Legal Matters....................................................................................    36
  Fees and Expenses........................................................................................    38
  Miscellaneous............................................................................................    39

Schedule I  -- Directors and Executive Officers of Purchaser and Parent and Interests of Such Persons in
              the Company
Schedule II  -- Share Purchases by Purchaser Since January 1, 1994
Annex I    -- Section 262 of the General Corporation Law of the State of Delaware

To the Holders of Common Stock
  of Loctite Corporation:

                                  INTRODUCTION

    HC Investments, Inc., a Delaware corporation ("PURCHASER") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany ("PARENT"), hereby offers to purchase all outstanding shares of Common Stock, par value $0.01 per share ("SHARES"), of Loctite Corporation, a Delaware corporation (the "COMPANY" or "LOCTITE"), including the associated common stock purchase rights (the "RIGHTS") issued pursuant to the Rights Agreement (the "RIGHTS AGREEMENT"), dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $57.75 per share (the "OFFER PRICE"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "OFFER").

    Unless the context otherwise requires, all references to Shares shall include the associated Rights. Based upon publicly available information, Purchaser believes that, as of the date of this Offer to Purchase, the Rights are attached to the Shares and are not separately transferable or exercisable and, as discussed below, will not become so by reason of the Offer by Purchaser. See the discussion under "Rights Condition" below and "SPECIAL
FACTORS--Background to the Offer."

    Purchaser expects the Board of Directors of Loctite (the "LOCTITE BOARD") to declare a dividend (the "QUARTERLY DIVIDEND") to holders of record of Shares on a date (the "RECORD DATE") prior to the Expiration Date (as defined herein). Holders of record of Shares on the Record Date will be entitled to receive the Quarterly Dividend whether or not they tender their Shares pursuant to the Offer, and, as long as the amount of the Quarterly Dividend does not exceed $.30, no adjustment will be made to the Offer Price or to any other terms of the Offer as a result of the payment of the Quarterly Dividend to such stockholders. The members of the Loctite Board are referred to herein as "LOCTITE DIRECTORS." See "THE TENDER OFFER--Dividends and Distributions."

    Following consummation of the Offer, Purchaser currently intends to take such steps as are necessary to take control of the Loctite Board and thereafter to have the Company consummate a merger (the "SECOND STEP MERGER") with Purchaser or another direct or indirect subsidiary of Parent in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"). Although Purchaser intends to take such steps promptly, no assurance can be given as to when Purchaser will be able to cause the Second Step Merger to be consummated. In the Second Step Merger, each Share not tendered into the Offer will be converted into the right to receive an amount in cash equal to the Offer Price. If Purchaser owns at least 90% of the outstanding Shares, Purchaser would have the ability to consummate the Second Step Merger without a meeting or vote of the Loctite Board or of the stockholders of the Company pursuant to the "short form" merger provisions of the DGCL. See "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer."

    For the reasons described below under "SPECIAL FACTORS--Fairness of the Offer," Purchaser and Parent believe the Offer is fair to holders of Shares other than Purchaser. To the knowledge of Purchaser, as of the date of this Offer to Purchase, the Loctite Board has not yet taken a position with respect to the Offer. Each stockholder should make its own determination as to whether to accept or reject the Offer.

    The Offer is subject to the fulfillment of a number of conditions including, without limitation, the following:

    MINIMUM TENDER CONDITION. THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED (AND NOT WITHDRAWN) PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES THAT WOULD, WHEN AGGREGATED WITH THE SHARES ALREADY OWNED BY PURCHASER, REPRESENT AT LEAST A MAJORITY OF ALL OUTSTANDING SHARES ON

A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION").

    According to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "COMPANY'S FORM 10-Q"), filed with the Securities and Exchange Commission (the "COMMISSION"), there were 32,020,388 Shares issued and outstanding as of June 30, 1996. In addition, according to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "COMPANY'S FORM 10-K"), as of December 31, 1995, options to purchase 606,870 Shares were outstanding. Based on the foregoing and assuming no subsequent issuance or repurchase of Shares, Purchaser believes that the number of shares outstanding on a fully diluted basis (the "FULLY DILUTED SHARES") is 32,627,258. The percentages of Shares used herein are based on the information contained in the Company's Form 10-Q, the Company's Form 10-K and other public documents filed by the Company with the Commission. According to the Company's Form 10-K, there were 3,869 record holders of Shares on February 29, 1996.

    Purchaser owns 11,208,224 shares, representing approximately 35.0% of the outstanding shares and approximately 34.4% of the Fully Diluted Shares. Accordingly, assuming the information set forth in the preceding paragraph accurately reflects the number of Fully Diluted Shares, the Minimum Tender Condition will be satisfied if at least 5,105,406 Shares are validly tendered and not withdrawn prior to the Expiration Date.

    RIGHTS CONDITION. THE OFFER ALSO IS CONDITIONED UPON PURCHASER REMAINING SATISFIED THAT THE OFFER CONSTITUTES A "PERMITTED OFFER" UNDER THE RIGHTS AGREEMENT AND THAT THE RIGHTS WILL NOT BECOME EXERCISABLE (OR BE ADJUSTED) UPON CONSUMMATION OF, OR OTHERWISE ARE INAPPLICABLE TO, THE OFFER AND THE SECOND STEP MERGER (THE "RIGHTS CONDITION").

    Under the Rights Agreement, a "Permitted Offer" is defined to include a tender or exchange offer for all outstanding Shares EITHER "(A) which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least (i) a majority of the [Loctite Directors who are neither officers or employees of the Company nor affiliates, associates or representatives of any person attempting to effect a business combination with the Company] and (ii) a majority of all of the members of the [Loctite Board], to be adequate (taking into account all factors that such directors deem relevant) and otherwise in the best interests of the [Company], its stockholders and its other relevant constituencies (other than the Person or any Affiliate or Associate thereof on whose basis the offer is being made) taking into account all factors that such directors may deem relevant OR (B) (i) which remains open for a period of at least 60 days after the tender or exchange offer has commenced and (ii) the consummation of which results in the Person on whose basis the tender or exchange offer is made becoming the Beneficial Owner of more than 50% of the outstanding [Shares]." (Emphasis added.) Purchaser believes that, under the terms of the Rights Agreement, assuming satisfaction of the Minimum Tender Condition, the Offer will constitute a "Permitted Offer," that neither the commencement nor consummation of the Offer will cause the Rights to detach from the Shares or become separately transferable or exercisable, that the consummation of the Offer will not cause the Rights to be adjusted under
Section 11 of the Rights Agreement and that the Rights will expire without adjustment upon consummation of the Second Step Merger. Accordingly, Purchaser believes the Rights Condition will be satisfied without further action by the Company and without approval of the Loctite Board. No assurance can be given, however, that the Company or any other person will not take the position that the Rights Agreement does not operate in the manner described above. Purchaser expects that it would challenge any such position and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right.

    Parent and Purchaser are seeking to negotiate with the Company the acquisition of the Company by Purchaser. Purchaser reserves the right (subject to applicable law, including Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) to amend the Offer, including by shortening the period the Offer is to remain open and causing the Offer to expire on a date prior to

Monday, January 6, 1997, if Purchaser determines that it is not necessary for the Offer to remain open until such date in order for the Rights Condition to be satisfied. In that connection, Purchaser intends, if negotiations proceed, to ask the Loctite Board to approve the Offer in the manner required for it to constitute a "Permitted Offer" without regard to the time it remains open.

    Certain other conditions to the Offer are described in "THE TENDER OFFER--Terms of the Offer," "--Procedure for Tendering Shares," "--Acceptance for Payment and Payment" and "--Certain Conditions of the Offer." Purchaser reserves the right (but shall not be obligated to) waive any or all such conditions.

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Purchaser will pay all fees and expenses of Rothschild Inc. ("ROTHSCHILD"), which is acting as Dealer Manager (the "DEALER MANAGER"), Citibank, N.A., which is acting as the Depositary (the "DEPOSITARY"), and MacKenzie Partners, Inc., which is acting as Information Agent (the "INFORMATION AGENT"), incurred in connection with the Offer. See "THE TENDER OFFER--Fees and Expenses."

    THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND TO THE OFFER

    INITIAL SHARE PURCHASES. In 1985, Henkel Corporation, a subsidiary of Henkel of America, Inc. and an indirect wholly-owned subsidiary of Parent, purchased, with the approval of the Company, approximately 25.01% of the then outstanding Shares from certain members of the Krieble family in order to make a minority investment in the Company (the "INITIAL PURCHASE"). The Initial Purchase was effected pursuant to a Stock Purchase Agreement, dated as of May 23, 1985, as amended October 11, 1985 (the "INITIAL PURCHASE AGREEMENT"). In connection with the Initial Purchase, Henkel Corporation obtained a right of first refusal from such members of the Krieble family with respect to additional Shares then owned by them representing approximately 14% of the then outstanding Shares (the "RIGHT OF FIRST REFUSAL"). Pursuant to the Initial Purchase Agreement, the Right of First Refusal is, and will continue, in effect until May 23, 1998. In January, 1992, Frederick B. Krieble, one of the members of the Krieble family who was party to the Initial Purchase Agreement and subject to the Right of First Refusal, transferred all of his Shares to Theta II Limited ("THETA II"), a personal holding company organized under the laws of The Turks and Caicos Islands wholly owned by Mr. Krieble. In connection with this transfer, Henkel Corporation entered into an Agreement (the "THETA II AGREEMENT"), dated as of January 31, 1992, with Mr. Krieble and Theta II, pursuant to which, among other things, Theta II agreed to be bound by the Right of First Refusal with respect to the Shares transferred to it. The transfer and the continued applicability of the Right of First Refusal were acknowledged by the Company on February 4, 1992 (the "THETA II ACKNOWLEDGMENT"). The foregoing summary of the Initial Purchase Agreement, the Theta II Agreement and the Theta II Acknowledgment is qualified by reference to the copies of such agreements included as Exhibits (c)(1), (c)(2) and (c)(3) to the Schedule 14D-1 filed by Purchaser and Parent on November 6, 1996 and which are incorporated by reference herein.

    In 1989, Henkel Corporation transferred all Shares held by it to Purchaser, a holding company established to hold certain investments previously held by Henkel Corporation. As used herein, the term "HENKEL GROUP" shall mean Parent, Henkel Corporation and Purchaser, collectively.

    During the nearly 11 years since the Initial Purchase, Henkel Corporation and, since 1989, Purchaser have acquired additional Shares in a number of transactions (including purchases pursuant to the Right of First Refusal). Purchaser currently owns 11,208,224 Shares, representing approximately 35.0% of the outstanding Shares. Purchaser believes, based on publicly available information concerning the holdings of the members of the Krieble family, that, subject to the 1994 Agreement (defined below) and the Rights Agreement, Purchaser and/or Henkel Corporation still has a Right of First Refusal with respect to approximately 5.2% of the currently outstanding Shares. Schedule II to this Offer to Purchase sets forth the purchases of Shares by Purchaser and the purchase price for each purchase during the period since January 1, 1994. Certain executive officers and directors of Parent and its affiliates beneficially own, in the aggregate, 5,860 Shares. Schedule I to this Offer to Purchase sets forth the amount and nature of such beneficial ownership for each such person. For further information concerning Purchaser's interests in Loctite, see "--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" below.

    Purchaser understands that the Company undertook a repurchase program in 1995 to repurchase up to 3,350,000 Shares, which the Company has announced has been completed. According to the Company's Form 10-K, the Company repurchased
1.8 million Shares in 1995 for a total of $84.3 million and expended an additional $7.0 million in 1995 and $7.1 million in 1994 in connection with the systematic repurchase of Shares for the Company's employee benefit plans. In addition, according to the Company's Form 10-Q, the Company completed its repurchase program by repurchasing 1.58 million Shares for $82.1 million during the first six months of 1996.

    THE 1994 AGREEMENT AND THE RIGHTS AGREEMENT. In connection with the Initial Purchase, Henkel of America, Inc. entered into an investment agreement with the Company, which was subsequently replaced by a new agreement, dated as of April 14, 1994, among the Henkel Group and the Company (the "1994

AGREEMENT"). In connection with the 1994 Agreement, the Company adopted the stockholder rights plan embodied in the Rights Agreement. The following summary of the 1994 Agreement and the Rights Agreement is qualified by reference to the copies of such agreements included as Exhibits (c)(4) and (c)(5) to the Schedule 14D-1 filed by Parent and Purchaser on November 6, 1996 and which are incorporated by reference herein.

    Pursuant to the 1994 Agreement, so long as the Henkel Group owns at least 10% of the outstanding Shares, the Company is prohibited from (i) adopting any stockholder rights plan or similar device that does not contain substantially the same terms and conditions as those set forth in the Rights Agreement and
(ii) adopting, amending, modifying, waiving, terminating or invalidating any provision of the Rights Agreement, any similar rights plan or the Company's certificate of incorporation or by-laws in any way which would adversely affect the rights of the Henkel Group under the Rights Agreement.

    Under the 1994 Agreement, the Company must (subject to certain exceptions) give the Henkel Group notice of, and a reasonable opportunity to present its views on, (i) any proposed adoption, amendment, modification, waiver, termination or invalidation by the Company of any provision of the Rights Agreement, any similar rights plan, the Company's certificate of incorporation or by-laws not otherwise prohibited by the provisions described in the preceding paragraph and (ii) any proposed issuance by the Company of additional Shares (subject to certain exceptions).

    Under the 1994 Agreement, the Henkel Group shall not, directly or indirectly, seek to (i) amend, modify, waive, terminate or invalidate any provision of the Rights Agreement or similar rights plan or (ii) redeem or exchange the rights under the Rights Agreement, in either case, unless a majority of the outside directors of the Company consents to such action. Under the 1994 Agreement, the Henkel Group will (subject to certain exceptions) give the Company notice of, and a reasonable opportunity to present its views on, any proposed solicitation of proxies in opposition to any proposal recommended by the Loctite Board or to remove any director on the Loctite Board.

    Under the 1994 Agreement, the Loctite Board was expanded from ten members to twelve members. The Company may not expand or reduce the size of the Loctite Board without the Henkel Group's prior written consent.

    Under the 1994 Agreement, the Henkel Group is entitled to recommend three persons to serve as Loctite Directors at any time that it owns at least 25% of the outstanding Shares; two persons at any time that it owns between 15% and 25% of the outstanding Shares; and one person at any time that it owns between 10% and 15% of the outstanding Shares. The Henkel Group is not entitled to recommend Loctite Directors at any time that it owns less than 10% of the outstanding Shares. Such recommendations are subject to the approval of a majority of all of the Loctite Directors, which approval shall not be unreasonably withheld. The 1994 Agreement also included the parties' understanding that such approval would not be anticipated to be withheld unless the Henkel Group recommended an executive from its adhesives business or someone whose membership on the Loctite Board would be a violation of law. Pursuant to these provisions, Roman Dohr, Christoph Henkel and Jochen Krautter, none of whom is a current executive of the adhesives business of the Henkel Group, are currently serving as Loctite Directors.

    Under the 1994 Agreement, at least one Loctite Director recommended by the Henkel Group shall be a member of any key committee of the Loctite Board that has up to four members, and at least two Loctite Directors recommended by the Henkel Group shall be members of any key committee of the Loctite Board that has five or more members. Pursuant to these provisions, Mr. Dohr serves as a member and Chairman, and Mr. Henkel and Mr. Krautter serve as members, of the Audit and Finance Committee; Dr. Krautter serves as a member of the Committee on Human Resources; and Mr. Henkel serves as a member of the Committee on Board Affairs.

    Under the 1994 Agreement and the Rights Agreement, the Henkel Group may beneficially own up to 35% of the outstanding Shares, subject to adjustment under certain circumstances (the "HENKEL GROUP

PERCENTAGE"). The Henkel Group may own more than the Henkel Group Percentage pursuant to the "Permitted Offer" provisions of the Rights Agreement described below.

    Under the 1994 Agreement, the Henkel Group's Right of First Refusal, which expires on May 23, 1998, may be exercised by the Henkel Group so long as, following such exercise, the Henkel Group owns less than the Henkel Group Percentage. After the Henkel Group has reached the Henkel Group Percentage or if the Henkel Group declines to exercise the Right of First Refusal, the Henkel Group will assign the right to exercise the Right of First Refusal on the Shares being offered to Loctite. If neither the Henkel Group nor the Company exercises the right of first refusal with respect to Shares being offered in an amount equal to 3% or more of the outstanding Shares, the Henkel Group and the Company would use their respective reasonable best efforts to cause the Shares being offered to be distributed as widely as practicable.

    In connection with the adoption of the Rights Agreement, the Company declared a dividend distribution of one Right for each then outstanding Share and for each Share issued thereafter until such time as separate Rights certificates are distributed or the Rights are redeemed or expire. Initially, the Rights are attached to the Shares and are not exercisable. The Rights separate from the Shares and become exercisable upon the earlier of (i)(A) the first date of public announcement that a person or group has become the beneficial owner of 10% or more of the Company's outstanding Shares (other than as a result of a "Permitted Offer") or (B) a person or group that was a "Grandfathered Stockholder" (as such term is defined in the Rights Agreement) no longer qualifies as such and, at that time, the person or group is the beneficial owner of 10% or more of the outstanding Shares or (ii) ten days following commencement of a tender or exchange offer that would result in beneficial ownership of 10% or more of the outstanding Shares (other than a "Permitted Offer"). Upon separation of the Rights, each right will then entitle the holder to buy one Share. Under Section 11 of the Rights Agreement, in the event that any person (other than a Grandfathered Stockholder) acquires 10% or more of the outstanding Shares (other than pursuant to a "Permitted Offer"), the Rights adjust and each holder of a Right becomes entitled to purchase Shares having a value equal to two times the exercise price of the Right. If the Company is acquired in a merger (other than a merger following a "Permitted Offer" at the same price and for the same form of consideration paid in the "Permitted Offer"), the Rights adjust and each holder of a Right will become entitled to purchase stock of the acquiror having a value equal to two times the exercise price of the Right. Under the Rights Agreement, certain stockholders are "grandfathered." Generally, Henkel Corporation and its affiliates have the ability to own up to 35% of the Shares. If any "Grandfathered Stockholder" exceeds its permitted percentage, or acquires the Company in a merger (other than as set forth above), the adjustments described above would be triggered. The Company has the right to redeem the Rights at $.01 per Right prior to the time they become exercisable. The Rights will expire (i) on April 14, 2004, (ii) in connection with a second-step merger satisfying certain criteria relating to the amount and form of consideration involving an acquisition of the Company following a "Permitted Offer" or (iii) upon redemption of the Rights by the Company.

    Thus, under the Rights Agreement, a person generally is permitted to own more than 10%, and the Henkel Group is permitted to own more than the Henkel Group Percentage, of outstanding Shares without triggering the Rights only pursuant to a "Permitted Offer"--a tender or exchange offer for all outstanding Shares which meets either of the following conditions: (i) such offer is at a price and on terms determined by at least a majority of the Loctite Directors who are neither officers or employees of the Company nor affiliates, associates or representatives of any person attempting to effect a business combination and a majority of all of the members of the Loctite Board to be adequate and otherwise in the best interests of the Company; OR (ii) such offer remains open for a period of at least 60 days after the tender or exchange offer has commenced and the consummation of which results in the offeror becoming the beneficial owner of more than 50% of the outstanding Shares. Purchaser believes that, assuming satisfaction of the Minimum Tender Condition, the Offer satisfies the second of these provisions of the Rights Agreement and, therefore, constitutes a "Permitted Offer." Accordingly, neither the commencement nor consummation of the Offer will cause the Rights to detach from the Shares or become separately transferable or exercisable, and neither the purchase of Shares pursuant to the Offer nor the consummation of the Second Step Merger will trigger the Rights.

    Except as described herein, the Henkel Group is not restricted or prohibited from transferring its Shares. Under the 1994 Agreement and the Rights Agreement, the Henkel Group may transfer a portion or all of their Shares to any person who, as a result of such transfer, would own more than 10% of the outstanding Shares only if (i) a majority of the unaffiliated Loctite Directors in their business judgment have not determined that beneficial ownership by such person of 10% or more of the outstanding Shares would be reasonably likely to materially adversely affect the Company or its stockholders and (ii) such person does not beneficially own, after giving effect to such transfer, a percentage of the then outstanding Shares in excess of the lesser of (A) the Henkel Group Percentage in effect immediately prior to such proposed transfer and (B) the sum of 0.3% of the then outstanding Shares and the percentage of the then outstanding shares to be transferred by the Henkel Group to such person in such proposed transfer. No transferee of any Shares from the Henkel Group shall have any rights under the 1994 Agreement.

    Under the Rights Agreement, the Henkel Group Percentage shall be reduced by the percentage of Shares transferred by the Henkel Group upon any transfer, unless such transfer is effected by means of a "Distribution Transaction." A Distribution Transaction is defined generally as a public offering or sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "SECURITIES ACT"), in which the Shares transferred are widely distributed and no transferee acquires more than 1% of the outstanding Shares and no more than three transferees acquire more than 0.5% of the outstanding Shares. In the event of Distribution Transactions pursuant to which the Henkel Group transfers, in the aggregate, in excess of 10% of the outstanding Shares, the Henkel Group Percentage is also reduced by the aggregate percentage of Shares transferred in such Distribution Transactions. In addition, under the Rights Agreement, in the event the Company repurchases any Shares, the Henkel Group Percentage will be increased to the percentage of the outstanding Shares beneficially owned by Henkel Corporation immediately following such repurchase, if greater than the Henkel Group Percentage immediately prior to such repurchase.

    Under the 1994 Agreement and the Rights Agreement, Shares held by associates ("ASSOCIATES"), as defined in Rule 12b-2 of the Exchange Act, of the Henkel Group are not deemed to be beneficially owned by the Henkel Group. However, if at any time the Henkel Group or the Company becomes aware of the fact that the aggregate Shares held by the Henkel Group together with its affiliates and Associates exceeds the Henkel Group Percentage then in effect, the Henkel Group must vote the excess Shares on any matter in the same proportion as all outstanding Shares not held by the Henkel Group and its affiliates and Associates are voted. The Henkel Group must also tender into any tender or exchange offer (or otherwise sell to the person making such tender or exchange offer) that is not opposed by a majority of those outside Loctite Directors who are also Disinterested Directors (as defined in the Rights Agreement) or that is for all outstanding Shares and is held open for a period of at least 60 days the excess Shares in the same proportion as all outstanding Shares not held by the Henkel Entities and its affiliates and Associates are tendered in such tender or exchange offer.

    BUSINESS RELATIONSHIP BETWEEN THE COMPANY AND PARENT. The Company has, throughout the period since the Initial Purchase, operated as an independent company. Except for the participation of representatives of Parent on the Loctite Board, neither Parent nor Purchaser has had any involvement in the management of the Company and Purchaser and Parent do not, and believe that they do not have the ability to, control the Company or its management.

    From time to time since the Initial Purchase, Parent has considered ways to expand the relationship with the Company so that each company might benefit. In 1987, Parent and the Company entered into a Joint Research Agreement. There have been no recent activities under this agreement, and no significant product or know-how has ever been developed thereunder. In 1987, Parent also entered into a license agreement pursuant to which it licensed certain technology to the Company; however, the Company has not, since the agreement's inception, utilized the licensed technology. From January 24, 1988 through January 24, 1991, the Company marketed in the U.S. certain consumer adhesives under Parent's "PRITT" trademark pursuant to a Distribution and Trademark License Agreement. Following expiration of that agreement, the Company continued marketing such products for a period of time but has substantially phased those products out of its product line since mid 1994. In July, 1993, in contemplation that they might, from time to time, be interested in exchanging information to permit the evaluation of separate ideas concerning possible business arrangements involving greater cooperative use of their businesses, the Company and Parent entered into a ten-year confidentiality agreement. This agreement generally requires each party to treat confidentially the information received from the other party under the agreement and, except as required by law, not to disclose the exchange of any information or the existence of evaluations undertaken thereunder. In the summer of 1993, Guido De Keersmaecker, an Executive Vice President of Parent responsible for the Adhesives Division, had preliminary conversations with David Freeman, the Chief Executive Officer of the Company, concerning the possibility of expanding the level and nature of the business relationship existing between Parent and the Company. These conversations were abandoned without substantial discussion of the form that any such expanded relationship might take. In January, 1995, Mr. De Keersmaecker again met with Mr. Freeman. At this time, preliminary discussions were held concerning the possibility of a joint venture between Parent and the Company relating to products manufactured by both companies for the automotive industry aftermarket. Mr. Freeman noted that the Company preferred to consider the possibility of one or more regional joint ventures for all products manufactured by both companies and sold in particular regions of the world, especially in developing countries. Again the discussions were abandoned promptly with no significant developments proposed or discussed. In July, 1996, Mr. De Keersmaecker and Mr. Freeman had preliminary discussions concerning the possibility of a joint venture between the two companies of their respective consumer products businesses. Again, the discussions did not proceed beyond a very preliminary stage and no proposals were made by either party relating to the structure or terms of any such joint venture.

    From time to time since the Initial Purchase, Parent also has conducted internal reviews of the strategic options available to Parent with respect to its investment in the Company. These reviews, generally conducted with the assistance of its financial advisor and its outside counsel, included periodic assessments of, among other things, the possible acquisition of additional Shares, the possible acquisition of the remainder of the Shares not owned by Purchaser, the possible sale of its stake to a strategic buyer, to the Company or through a public offering and possible combinations of certain businesses or operations, by joint venture or otherwise, of the Company and Parent. These periodic reviews generally resulted in Parent's determination to maintain its minority position in the Company as a core investment for its business.

    EVENTS LEADING UP TO THE OFFER. During the summer of 1996, Parent again undertook, with its counsel and Rothschild, to review its strategic options with respect to its investment in the Company. At a meeting between representatives of Parent, its counsel and Rothschild on August 14, 1996, Rothschild presented a preliminary analysis of various strategic options with respect to Parent's stake in the Company. Included among the various strategic options was the acquisition by Parent of all of the outstanding Shares not currently owned by Parent.

    At meetings between representatives of Parent, its counsel and Rothschild on September 19, 1996 and September 20, 1996, Rothschild presented its further analysis of various strategic options with respect to Parent's stake in the Company. A summary of the Rothschild analysis is set forth below under "--Analysis of Rothschild as Financial Advisor to Parent." Thereafter, Parent had additional discussions with its counsel and Rothschild and determined to consider a change in its intention to remain a long-term, passive, minority investor in the Company and to explore with the Company the possibility of such a change.

    In connection with its consideration of options, Dieter Winkhaus, Chief Executive Officer of Parent, met with David Freeman, Chief Executive Officer of Loctite, on Friday, October 25, 1996, and disclosed to him the possibility that Parent and Purchaser might wish to acquire the remainder of Loctite not already owned by Purchaser at a per share price in the area of $56, preferably through a friendly, negotiated transaction.

    On October 26, 1996, Mr. Freeman called Mr. Winkhaus and requested that Parent include in the options presented for consideration continuation of its position as a minority stockholder. Mr. Winkhaus agreed to do so.

    On October 27, 1996, a decision was made that Parent would propose a friendly, negotiated transaction in which Purchaser would acquire the remainder of the Shares at a per Share price in the area of $56 rather than continue its current position as a minority stockholder. Mr. Winkhaus advised Mr. Freeman of this decision in a telephone call on October 27, 1996 and expressed the desire of Parent and Purchaser to engage in direct discussions with Loctite and the Loctite Board and advisors and to work expeditiously with them toward such a friendly, negotiated transaction.

    Mr. Winkhaus advised Mr. Freeman that, if those negotiations failed or did not proceed, Parent and Purchaser might decide to commence a tender offer for all outstanding Shares that would qualify as a "Permitted Offer" under the Rights Agreement and which, therefore, would not trigger the Rights. No firm decision by Parent and Purchaser to commence such an offer was made at such time, nor was any decision made as to the price at which such a tender offer, if any, would be made. Mr. Winkhaus reiterated that Parent and Purchaser view their investment in Loctite as a core investment and stated that Purchaser had no intention of selling the Shares it currently holds.

    On Monday, October 28, 1996, Purchaser filed an amendment to its Schedule 13D describing these events. In connection with that filing Parent sent a letter to each of the members of the Loctite Board that read as follows:

Dear Member of the Board:

I am writing to be sure that you are fully apprised of Henkel's current posture regarding its investment in Loctite. In that connection, I am attaching a copy of a revised 13D filing Henkel is making today. As you may know, I met with David Freeman on Friday and had discussions with him over the weekend in which I have advised him that Henkel proposes an acquisition of the remaining shares of Loctite it does not currently own at a price in the area of $56.

We wish to stress our desire to engage in direct discussions with Loctite's Board of Directors, management and advisors to work toward a friendly, negotiated transaction. As you will see, these facts are explicitly noted in the attached 13D filing. We wish to also point out that we have been extremely pleased with the spirit of cooperation and mutual good faith that has existed over the years between the Board of Directors and management of Loctite and representatives of Henkel; we look forward to continuing this relationship in the future, regardless of the outcome of our proposal regarding our investment in Loctite or in any subsequent developments.

As you may be aware, our 1994 revisions to the agreements between Henkel and Loctite contemplated the possibility of a "Permitted Offer"--a tender offer for all the outstanding shares of Loctite that remains open for at least sixty days. Such an offer would not trigger the rights under Loctite's "poison pill." I advised David that, if negotiations fail or do not proceed promptly, Henkel might decide to commence such an offer.

While you will appreciate that our lawyers have told us we cannot say anything that is not disclosed publicly, you should please feel free to contact me at any time if you wish to discuss any of the enclosed.

With best personal regards,
/s/ Dieter Winkhaus

    On Wednesday, October 30, 1996, the Company issued a press release announcing that the Loctite Board had met and established a special committee consisting of the outside Loctite Directors not nominated by the Henkel Group (the "SPECIAL COMMITTEE") to evaluate Parent's proposal to acquire the 65% of the Company that it does not already own. The October 30 press release also indicated that the Special Committee had retained unaffiliated advisors to assist the Special Committee in its consideration of the Company's alternatives.

    On Thursday, October 31, 1996, Robert W. Fiondella, chairman of the Special Committee, called Mr. Winkhaus and informed him that the Special Committee had put in process a review of Parent's proposal and expected to be in a position to respond in some way only after a meeting of the Special Committee scheduled to be held on November 12, 1996.

    On Monday, November 4, 1996, Mr. De Keersmaecker and Lothar Steinebach, Vice President, Finance/Controlling of Parent and Parent's financial and legal advisors met with the Special Committee's financial and legal advisors and made a brief presentation regarding Parent's proposal. The Special Committee's financial and legal advisors confirmed that the Special Committee would not respond to Parent and Purchaser until November 12, 1996, at the earliest, and advised Parent and Purchaser that no negotiations or discussions would proceed in the interim. No assurance was given that such negotiations or discussions would take place thereafter. Parent and Purchaser have determined that, in light of the timing of such response and the minimum sixty-day period an offer is required to remain open, Purchaser should commence the Offer while continuing to pursue negotiations with the Special Committee.

    In connection with the commencement of the Offer, Parent sent a letter to the members of the Loctite Board that read as follows:

Dear Member of the Board:

    I am writing to advise you that our subsidiary HC Investments, Inc. has today commenced a cash tender offer to purchase all of the outstanding shares of Loctite common stock (including any associated stock purchase rights) that it does not already own for $57.75 per share. This price is higher than Loctite's stock had ever traded prior to our announcement last Monday of our proposal and represents a significant premium to the price at which Loctite's stock had been trading in the months prior to that announcement.

    As you know, we have sought to enter into discussions toward a friendly, negotiated acquisition of Loctite. It remains our fervent hope that we will be given the opportunity to begin substantive negotiations soon, and we will continue to pursue those discussions with the Special Committee and its advisors. As you are aware, a "Permitted Offer" under Loctite's rights plan must, absent Loctite Board approval, remain open for at least sixty days--a period twice the length of a normal tender offer designed to provide Loctite adequate time to review a proposal such as Henkel's. In light of this lengthy period, we determined that it was desirable to commence the process to enable your stockholders to benefit from this attractive opportunity in a timely manner and bring to an end the uncertainties inherent in the process as soon as prudently possible. We believe that commencing our offer does not in any way prevent Loctite from fully reviewing our proposal or from engaging in the discussions we seek.

    We believe that Henkel and Loctite are an excellent fit. Our respective businesses in the industrial and consumer adhesives markets are highly complementary and we believe the global resources Henkel brings to the combination will accelerate the growth of Loctite's products in existing and new markets. We believe a combination of our businesses will present great opportunities and challenges for our respective employees and managements, whom we foresee working together, in Hartford and Dusseldorf, to build the business going forward.

    We have been extremely pleased with the spirit of cooperation and mutual good faith that has existed over the years between the Board of Directors and management of Loctite and representatives of Henkel; we look forward to continuing this relationship in the future. Our preference remains to enter into a friendly, negotiated transaction. As you consider our tender offer, please be aware that we are available to meet promptly with you and your advisors to discuss our offer, should you wish to do so.

With best personal regards,
/s/ Dieter Winkhaus

ANALYSIS OF ROTHSCHILD AS FINANCIAL ADVISOR TO PARENT

    Parent has retained Rothschild as its exclusive financial advisor with respect to certain strategic alternatives regarding its investment in the Company. In connection with that retention, Parent requested that Rothschild review published financial and market information relating to the Company. Parent did not request that Rothschild provide any opinion as to the fairness of the Offer to the stockholders of the Company or to perform any independent examination or investigation of the Company's businesses or assets. Accordingly, Rothschild did not attempt to verify the accuracy or completeness of any of the information it reviewed, nor did Rothschild, conduct any discussion with, or obtain any information from, any officers or employees of the Company.

    Rothschild reviewed, among other things: Annual Reports to Shareholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 1995; certain interim reports to shareholders and Quarterly Reports on Form 10-Q; and certain other communications from the Company to its shareholders. Rothschild also collected and summarized reports published during 1996 by various securities analysts who followed the Company. In addition, Rothschild also reviewed reported price and trading activity for the Shares, compared certain financial and market information for the Company with similar information for certain other companies and securities which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as Rothschild was requested to perform or considered appropriate. The financial and comparative analyses Rothschild performed in connection with its advice to the Company, set forth below, included: (i) analyses of selected publicly-traded companies; (ii) comparable transaction analyses; (iii) discounted cash flow analyses; and (iv) other financial analyses.

    ANALYSES OF SELECTED PUBLICLY-TRADED COMPANIES. Rothschild reviewed and compared certain financial and stock market information of the Company and selected publicly traded companies engaged in the specialty chemical, adhesives and sealants and European chemical industries. Such companies included: Ecolab Inc., Engelhard Corporation, Ferro Corp., Great Lakes Chemical Corp., M.A. Hanna Co., LeaRonal, Inc., Rohm and Haas Company, RPM, Inc., WD-40 Company and Witco Corporation (the "SPECIALTY CHEMICAL COMPANIES"); Avery Dennison Corporation, H.B. Fuller Co. and Morton International, Inc. (the "ADHESIVES AND SEALANTS COMPANIES"); and Recticel S.A., Solvay S.A., Tessenderlo Chemie, UCB S.A., BOC Group plc, Courtaulds plc, Imperial Chemical Industries plc, Akzo Nobel, DSM N.V., L'Air Liquide, Primagaz Cie, Rhone-Poulenc S.A., BASF A.G., Bayer A.G., Degussa A.G., Hoechst A.G., Ciba Geigy A.G. and Roche Holding A.G. (the "EUROPEAN CHEMICAL COMPANIES" and, together with the Specialty Chemical Companies and the Adhesives and Sealants Companies, the "SELECTED COMPANIES"). Although the Selected Companies were, to a certain extent, comparable to the Company based on certain characteristics of their businesses, none of these companies possessed characteristics identical to those of the Company. Rothschild examined and compared various valuation methods and calculated various financial multiples for the Company and the Selected Companies based on publicly available information. The multiples and ratios for the Company and each of the Selected Companies were based on the most recent publicly available information for the Company and such Selected Companies as of August 14, 1996.

    The multiples highlighted were as follows: (i) the ratio of market value to 1996 estimated earnings (which ratio was based on analysts' estimates)--14.6x for the Company, which compared to a mean of 15.5x for the Specialty Chemicals Companies and Adhesives and Sealants Companies, a mean of 16.8x for the Adhesives and Sealants Companies and a mean of 16.1x for the European Chemical Companies; (ii) the ratio of market value plus net debt to 1996 estimated sales (which ratio was based on analysts' estimates)--1.9x for the Company, which compared to a mean of 1.2x for the Specialty Chemicals Companies and Adhesives and Sealants Companies, a mean of 1.0x for the Adhesives and Sealants Companies and a mean of 1.1x for the European Chemical Companies; (iii) the ratio of market value plus net debt to 1996 estimated EBIT (earnings before interest and taxes) (which ratio was based on analysts' estimates)--11.4x for the Company, which compared to a mean of 9.7x for the Specialty Chemicals Companies and Adhesives and Sealants Companies, a mean of 10.6x for the Adhesives and Sealants

Companies and a mean of 12.1x for the European Chemical Companies; and (iv) the ratio of the market value to the latest available book value--4.2x for the Company, which compared to a mean of 3.0x for the Specialty Chemical Companies and Adhesives and Sealants Companies, a mean of 2.7x for the Adhesives and Sealants Companies and a mean of 2.4x for the European Chemical Companies.

    COMPARABLE TRANSACTION ANALYSES. Rothschild reviewed and compared the prices paid in selected merger and acquisition transactions in the specialty chemical industry (the "SELECTED TRANSACTIONS"). Rothschild calculated the aggregate consideration and various financial multiples from available actual and estimated information for each such Selected Transaction. The aggregate consideration for the Selected Transactions ranged from $2.9 million to $3,354 million. The financial multiples highlighted, in each case based on the consideration paid for the equity of the acquired company (the "EQUITY VALUE") or the sum of the consideration paid for the equity of the acquired company plus the amount of net debt assumed in the transaction ("ENTERPRISE VALUE"), were as follows: (i) the ratio of Equity Value to net income for the latest twelve months prior to the announcement of each of the Selected Transactions, which ranged from a high of 26.2x to a low of 6.6x, with a mean of 18.4x; (ii) the ratio of Enterprise Value to sales for the latest twelve months for Selected Transactions, which ranged from a high of 3.4x to a low of 0.7x with a mean of 1.3x; (iii) the ratio of Enterprise Value to the latest 12 months EBIT for the Selected Transactions, which ranged from a high of 16.0x to a low of 6.5x with a mean of 11.0x; (iv) the ratio of Equity Value to latest book value for the Selected Transactions, which ranged from a high of 7.2x to a low of 2.1x with a mean of 3.9x.

    DISCOUNTED CASH FLOW ANALYSES. On October 4, 1996, Rothschild presented several discounted cash flow analyses of the Company to Parent. Rothschild performed these discounted cash flow analyses based upon (a) a compound annual projected revenue growth rate for the Company of six percent (the "SIX PERCENT GROWTH MODEL") which, using discount rates ranging from 11% to 15% with terminal values of the Company's fiscal 2001 EBITDA (earnings before interest, taxes, depreciation and amortization) ranging from 9.0x to 11.0x, resulted in implied per Share values ranging from $36.79, at the highest discount rate and lowest terminal value multiple, to $52.17, at the lowest discount rate and highest terminal value multiple, and, with terminal values assuming four, five and six percent perpetual annual growth of the Company's unlevered free cash flow beginning in the Company's fiscal year 2002, resulted in implied per Share values ranging from $29.67, at the highest discount rate and the lowest perpetual annual growth rate, to $46.89, at the lowest discount rate and the highest perpetual annual growth rate; (b) a compound annual projected revenue growth rate for the Company of nine percent (the "NINE PERCENT GROWTH MODEL") which, using discount rates ranging from 11% to 15% with terminal values of the Company's fiscal 2001 EBITDA ranging from 9.0x to 11.0x, resulted in implied per Share values ranging from $42.54, at the highest discount rate and lowest terminal value multiple, to $60.21, at the lowest discount rate and highest terminal value multiple, and, with terminal values assuming four, five and six percent perpetual annual growth of the Company's unlevered free cash flow beginning in the Company's fiscal year 2002, resulted in implied per Share values ranging from $35.06, at the highest discount rate and the lowest perpetual annual growth rate, to $55.33, at the lowest discount rate and the highest perpetual annual growth rate; and (c) a compound annual projected revenue growth rate for the Company of twelve percent (the "TWELVE PERCENT GROWTH MODEL") which, using discount rates ranging from 11% to 15% with terminal values of the Company's fiscal 2001 EBITDA ranged from 9.0x to 11.0x, resulted in implied per Share values ranging from $47.23, at the highest discount rate and lowest terminal value multiple, to $66.87, at the lowest discount rate and highest terminal value multiple, and, with terminal values assuming four, five and six percent perpetual annual growth of the Company's unlevered free cash flow beginning in the Company's fiscal year 2002, resulted in implied per Share values ranging from $39.23, at the highest discount rate and the lowest perpetual annual growth rate, to $61.97, at the lowest discount rate and the highest perpetual annual growth rate. The Six and Nine Percent Growth Models were designed to reflect Parent's internal assumptions as to the range of realistic growth for the Company. The Twelve Percent Growth Model was designed to approximate a 12.5% net earnings growth rate that was the consensus for Wall Street research analysts following the Company at the time such analysis was prepared.

    OTHER ANALYSES. Rothschild prepared a financial analysis of the possible acquisition of the Company by Parent and calculated the aggregate consideration and various financial multiples based upon cash consideration per Share prices ranging from $37.00 to $55.00. Rothschild also prepared a financial analysis of the impact the possible acquisition of the Company by Parent would have on Parent's balance sheet and income statement at prices of $50.70, $54.93 and $59.15 per Share. This analysis showed that Parent's net debt to total capital increased from the then existing level of 27.2% to a range of 45.9% to 47.8%. This analysis further showed that Parent would obtain a pre-tax return on its investment in the company ranging from 8.3% to 10.3%. Rothschild reviewed the financial and operational fit between the Company and certain other potential purchasers. This analysis showed that a transaction by such other potential purchasers, given certain synergy, financing and other operating assumptions, would be dilutive to their earnings per share at the per Share Offer Price. Rothschild also reviewed the financial and operational impact a leveraged buyout, a spin-off of a subsidiary of the Company and a share repurchase by the Company would have on the Company. Rothschild noted that the rate of return to an equity investor in a leveraged buyout of the Company at $47.25 per Share was below 30% and the EBIT interest coverage was 1.3x in the first year following completion of the transaction, under the likely financial structure under which such an investor might undertake a leveraged buyout under current market conditions; that a repurchase of approximately 32% of the Company's Shares at $55 per Share would meaningfully increase the Company's leverage and create earnings per share dilution in 1997, and also would result in Parent owning more than 50% of the Company's Shares; and that a tax-free spin-off of the Company's consumer product lines from the commercial product lines would most likely not result in a meaningful difference in the multiples at which the separated businesses would trade from the then current multiples of the Company.

    Rothschild analyzed various other strategic options available with respect to Purchaser's stake in the Company including the sale of its stake to a strategic buyer, through a public offering or to the Company, the exchange of the shares owned by Purchaser for assets of the Company and the issuance by an affiliate of Parent of equity-linked securities.

    Rothschild's analyses were based on information then available and the best economic assumptions available to it at that time and various other factors. Rothschild's views do not constitute an opinion as to a fair valuation of the Company or its Shares, or the optimal price to be achieved by the stockholders of the Company from the strategies evaluated by Rothschild, nor do Rothschild's analyses purport to be a comprehensive review of all options available to the Company. Since Rothschild's views as to likely values and results obtained from various strategies available to the Company are inherently subject to uncertainty, none of Purchaser, Parent, Rothschild or any other person assumes responsibility for their accuracy or for the reliance by any stockholder of the Company upon them.

    Rothschild is also acting as Dealer Manager in connection with the Offer. Parent has paid Rothschild a retainer fee of $150,000, has agreed to pay an additional fee of $750,000 upon the announcement of a public offer like the Offer and has agreed to pay an additional transaction fee of .52% of the aggregate consideration paid, or received, by Parent (less the $900,000 previously paid and subject to a maximum of $6,000,000) upon consummation of any of certain types of transactions, including the Offer and the Second Step Merger. Parent has also agreed to reimburse Rothschild for all reasonable out-of-pocket expenses incurred by Rothschild, including the reasonable fees and expenses of legal counsel, and to indemnify Rothschild against certain liabilities and expenses in connection with their engagement, including certain liabilities under the federal securities laws.

    Rothschild is an internationally recognized investment banking firm engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, bankruptcies and restructurings, privatizations, private placements and valuations for corporate and other purposes. Parent selected Rothschild as its financial advisor based upon Rothschild's familiarity with Parent and the Company and its experience, ability and reputation with respect to mergers and acquisitions.

FAIRNESS OF THE OFFER

    As noted above in "Background to the Offer," despite the size of Purchaser's shareholdings and representation on the Loctite Board, Purchaser and Parent do not, in fact or ability, control the Company and, therefore, Purchaser and Parent believe that they are not "affiliates" of the Company (as such term is defined in Rule 12b-2 of the Exchange Act). However, Purchaser and Parent understand that the Company or any other person might take the position that they may be deemed to be "affiliates" and, accordingly, they have complied with the requirements of Rule 13e-3 under the Exchange Act and have considered the fairness of the Offer to the stockholders of the Company other than Purchaser, Parent and their affiliates (the "PUBLIC STOCKHOLDERS").

    Purchaser and Parent believe that the Offer is fair to the Public Stockholders. In making this determination, Purchaser and Parent took into account the following factors: (i) the Offer Price represents a premium over the market prices at which the Shares traded during the period prior to the announcement by Purchaser that it had proposed negotiations for a friendly transaction with the Company and is higher than the highest price at which the Shares had ever traded prior to such announcement; (ii) the Offer Price is higher than, or at the higher end of the range of, the implied value of the Shares derived from a majority of the analyses performed by Rothschild and described above; (iii) the Offer Price is higher than the highest price paid by Henkel Corporation or Purchaser for any of the Shares acquired since 1985; (iv) the Offer is a non-coercive cash offer for all Shares that is structured as a "Permitted Offer" under the Rights Agreement and the 1994 Agreement, a structure negotiated by the Company to protect the stockholders of the Company against abusive takeover techniques; and (v) the Offer provides stockholders who are considering selling their Shares the opportunity to do so without incurring the transaction costs typically associated with market sales. Purchaser and Parent did not find it practicable to, and did not, assign specific relative weights to the foregoing factors in reaching their opinion as to the fairness of the Offer.

    Except as described herein, neither Purchaser nor Parent has obtained, or sought to obtain, any report, opinion or appraisal from an outside party, including, without limitation, an investment banker's opinion as to the fairness of the Offer to the Public Stockholders. To Purchaser's knowledge, the Company and the members of the Loctite Board have not taken a position with respect to the fairness of the Offer. However, the Company has established the Special Committee and hired unaffiliated representatives to assist the Special Committee in considering the fairness of the Offer to the Public Stockholders. The Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition, but is not conditioned upon there being tendered a majority of the Shares not owned by Purchaser or otherwise upon the approval of holders of a majority of the Shares not owned by Purchaser. See "SPECIAL FACTORS-- Background to the Offer."

PURPOSE AND STRUCTURE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER

    The purpose of the Offer is to enable Purchaser to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of at least a majority of the Shares. Purchaser currently intends, as soon as practicable following consummation of the Offer, to seek to consummate the Second Step Merger. The purpose of the Second Step Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise held by non-affiliates of Purchaser. In the Second Step Merger, each then-outstanding Share (other than Shares owned by Purchaser and its affiliates, Shares held in the treasury of the Company and Shares held by stockholders who perfect any available dissenters' rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price. See "--Appraisal Rights" below.

    Except in the case of a "short-form" merger, under the DGCL and the Company's Certificate of Incorporation, the approval of the Loctite Board and of the holders of a majority of the outstanding Shares is required to approve the Second Step Merger. Accordingly, if the Minimum Tender Condition is satisfied and Purchaser purchases Shares tendered pursuant to the Offer, Purchaser would have the ability to approve the Second Step Merger without the approval of any other stockholder of the Company. In this situation, Purchaser would take such steps as are necessary to take control of the Loctite Board and thereafter to have the Company consummate the Second Step Merger. If Purchaser owns at least 90% of the outstanding Shares, Purchaser would have the ability to consummate the Second Step Merger without taking control of the Loctite Board and without action by the Loctite Board or the stockholders of the Company pursuant to the "short form" merger provisions of the DGCL.

    The Offer is structured so that no approval of the unaffiliated stockholders of the Company or of the Loctite Board or of the Special Committee is required.

    If, following consummation of the Offer, Purchaser owns less than 90% of the outstanding Shares, Purchaser reserves the right to purchase from time to time additional Shares, if market conditions permit and subject to the availability of funds and other investment opportunities. Such purchases may be made through the open market, privately negotiated purchases, another tender offer, an exchange offer or otherwise, subject, in each case, to market conditions, at prices which may be greater or less than the Offer Price. There can be no assurance that Purchaser will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. Any acquisition of Shares by Purchaser would have to be made in accordance with applicable legal requirements, including those of Regulation 13D-G and Rules 10b-18 and 13e-3 under the Exchange Act, and the terms of the 1994 Agreement and the Rights Agreement. After completion or termination of the Offer, Purchaser also reserves the right, but has no current intention, to sell Shares in open market or negotiated transactions.

    Purchaser currently intends, to the extent possible, to seek to have the Shares delisted from the New York Stock Exchange, Inc. (the "NYSE") and the Pacific Stock Exchange Incorporated (the "PSE") and to terminate the registration of the Shares under the Exchange Act following consummation of the Offer or the Second Step Merger. Delisting of the Shares may occur, in any event, at the instigation of the NYSE and the PSE following consummation of the Offer due to the reduced number of Shares or holders thereof then outstanding. The failure to be so listed could result in the termination of the registration of the Shares under the Exchange Act. If the Shares cease to be registered under the Exchange Act, the Company, among other things, would no longer be required to comply with the Exchange Act's proxy rules. See "THE TENDER OFFER--Certain Effects of the Offer."

    In connection with the Offer, Purchaser and Parent have considered, and will continue to consider, various possible business strategies that they might pursue in the event that Purchaser acquires the Company, whether pursuant to the Offer or otherwise. At present, Purchaser and Parent believe that certain synergies may be achievable and certain global opportunities created if certain businesses of Parent are combined with those of the Company. It is currently anticipated that the Company's management would be retained to assist in building this combined worldwide business and that the Company's headquarters in Hartford, Connecticut would remain a center of competence for this business. Following the Second Step Merger, Purchaser and Parent will conduct a further review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and will determine what other actions or changes, if any, would be desirable in light of the circumstances that exist at that time.

    Except as otherwise described in this Offer to Purchase, Purchaser has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company, including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the Loctite Board or to change any material term of the employment contract of any executive officer; (d) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (e) any other material change in the Company's corporate structure or business; (f) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (g) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

INTERESTS OF CERTAIN PERSONS; STOCKHOLDINGS OF CERTAIN OFFICERS AND DIRECTORS;
AND

RELATED TRANSACTIONS

    DIRECTORS AND OFFICERS. As described under "--Background to the Offer" above, currently, of the 12 Loctite Directors, three were nominated or recommended by the Henkel Group. Mr. Dohr, a former Executive Vice President of Parent and a former member of Parent's Management Board, Mr. Henkel, Vice Chairman of Parent's Shareholders' Committee, Mr. Krautter, an Executive Vice President of Parent responsible for its Metal Chemicals division and a member of Parent's Management Board, currently serve as Loctite Directors. These Loctite Directors and certain of the executive officers and directors of Parent beneficially own, in the aggregate, 13,160 Shares. Mr. Dohr owns 7,300 of such Shares. Schedule I to this Offer to Purchase sets forth the amount and nature of such beneficial ownership for each executive officer and director of Parent and Purchaser. Purchaser believes that certain of these persons, who own an aggregate of 5,860 Shares, intend to tender their Shares into the Offer. Mr. Dohr does not intend to tender his Shares in light of the potential application of the profit recapture provisions of Section 16(b) of the Exchange Act to such a tender. However, it is anticipated that his shares would be converted into the right to receive an amount in cash equal to the Offer Price in the Second Step Merger.

    According to the Company's Proxy Statement, dated March 13, 1996, for its annual meeting of stockholders filed on Schedule 14A with the Commission (the "COMPANY'S 1996 PROXY STATEMENT"), each member of the Loctite Board who is not an officer of the Company is paid an annual retainer fee of $20,000 for membership on the Loctite Board, an additional fee of $1,000 for each Loctite Board meeting, and a fee of $1,000 in the event of a Committee meeting which occurs apart from a regular Loctite Board meeting. In addition, each Committee Chairman receives an annual retainer fee of $3,000. Finally, non-employee Directors also receive an award of 300 Shares at the time of election or reelection to the Loctite Board. Officers who are directors of the Company do not receive such retainers, meeting fees or Share awards. Accordingly, the three nominees of the Henkel Group who are directors of the Company have been entitled to receive directors' fees for attending Loctite Board and committee meetings.

    SECURITY OWNERSHIP. As noted above, Purchaser currently owns 11,208,224 Shares, representing approximately 35.0% of the outstanding Shares and approximately 34.4% of the outstanding Shares on a fully diluted basis. See "--Background to the Offer" above. As of the date hereof, to the knowledge of Purchaser, no executive officer or director of Parent or Purchaser beneficially owns, or has the right to acquire, directly or indirectly, any Shares, except as set forth in Schedule I to this Offer to Purchase. Executive officers and directors of Parent listed in Schedule I to this Offer to Purchase who beneficially own, in the aggregate, 5,860 Shares have indicated to Purchaser that they currently intend to tender their Shares pursuant to the Offer. None of Purchaser, Parent or, to the knowledge of Purchaser, any of the executive officers and directors of Parent or Purchaser, has engaged in any transaction in the Shares in the past 60 days.

    RELATED TRANSACTIONS. Since January 1, 1993, except as otherwise described herein, none of Parent, Purchaser or any of their affiliates has engaged in any transaction with the Company other than entering into the 1994 Agreement and except for purchases or sales in the ordinary course of business in immaterial amounts. For a description of the 1994 Agreement, see "SPECIAL FACTORS--Background to the Offer."

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The receipt of cash for Shares pursuant to the Offer (or pursuant to the Second Step Merger, if consummated) will be taxable for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "CODE"), and also may be taxable under applicable state, local, foreign and other tax laws. In general, for U.S. federal income tax purposes, a stockholder will receive gain or loss equal to the difference between the amount of cash received and such holder's adjusted tax basis in the Shares sold. Gain or loss must be determined separately for each block of Shares (I.E., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer (or pursuant to the Second Step Merger, if consummated). Such gain or loss will be a capital gain or loss provided the Shares are a capital asset in the hands of the stockholders and will be a long-term capital gain or loss if the Shares have been held for more than 12 months.

    The foregoing discussion may not be applicable to stockholders who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation, who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Code.

    THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON CURRENT LAW. EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE OFFER (AND THE SECOND STEP MERGER, IF CONSUMMATED), INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

    Payments in connection with the Offer or the Second Step Merger may be subject to backup withholding at a 31% rate. Backup withholding generally applies if the stockholder (a) fails to furnish such stockholder's social security number or taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such stockholder's correct number and that such stockholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each stockholder should consult with such stockholder's own tax advisor as to such stockholder's qualification for exemption from withholding and the procedure for obtaining such exemption.

APPRAISAL RIGHTS

    UNDER THE DGCL, HOLDERS OF SHARES NOT PURCHASED BY PURCHASER ARE NOT ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE OFFER. However, if following consummation of the Offer, Purchaser consummates the Second Step Merger, holders of Shares not purchased by Purchaser in the Offer will be entitled to seek appraisal rights under the DGCL in connection with the Second Step Merger as follows.

    The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL ("SECTION 262") which is attached hereto as Annex I and is incorporated herein by this reference. All references in Section 262 and in this summary to a "stockholder" or "holders" are to the record holder of the Shares as to which appraisal rights are asserted.

    Under the DGCL, holders of Shares ("APPRAISAL SHARES") who follow the procedures set forth in Section 262, and who have neither voted in favor of the Second Step Merger nor consented thereto in writing, will be entitled to have their Appraisal Shares appraised by the Delaware Chancery Court and to receive payment in cash of the "fair value" of such Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the Second Step Merger, together with a fair rate of interest, if any, as determined by such court.

    Under Section 262, if the Second Step Merger must be submitted to the stockholders of the Company because Purchaser does not own 90% of the outstanding Shares or otherwise, the Company must, not less than 20 days prior to the meeting held for the purpose of obtaining stockholder approval of the Second Step Merger, notify each of the Company stockholders entitled to appraisal rights that such rights are available, and must include in such notice a copy of Section 262. If no stockholder vote is required, the Company, either before the effective date of the Second Step Merger or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the effective date of the Second Step Merger and that appraisal rights are available, and must include in such notice a copy of Section 262.

    A holder of Appraisal Shares wishing to exercise such holder's appraisal rights will be required to deliver to Purchaser within 20 days after the date of mailing of the notice described in the preceding paragraph a written demand for appraisal of such holder's Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal (as described below) is made and must continue to hold such Appraisal Shares of record through the effective date of the Second Step Merger. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made (if such demand is made prior to the effectiveness of the Second Step Merger), but who thereafter transfers such Appraisal Shares prior to the consummation of the Second Step Merger, will lose any right to appraisal in respect of such Appraisal Shares.

    Within 120 days after the effective date of the Second Step Merger, but not thereafter, Purchaser or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Chancery Court demanding a determination of the fair value of the Appraisal Shares. Purchaser is under no obligation to file a petition with respect to the appraisal of the fair value of the Appraisal Shares and does not intend to do so. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in Section 262.

    Within 120 days after the effective date of the Second Step Merger, any stockholder who has complied with the statutory requirements summarized above will be entitled, upon written request, to receive from Purchaser a statement setting forth the aggregate number of Appraisal Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Appraisal Shares. Such statements must be mailed within ten days after a written request therefor has been received by Purchaser or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later.

    If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine the stockholders entitled to appraisal rights and will appraise the "fair value" of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the Second Step Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

    The costs of the proceeding may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable in the circumstances. Upon application of a stockholder, the Delaware Chancery Court may also order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

    Any holder of Appraisal Shares who has duly demanded an appraisal in compliance with Section 262 will not, from and after the effective date of the Second Step Merger, be entitled to vote the Appraisal Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on those Appraisal Shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the Second Step Merger).

    If any stockholder who properly demands appraisal of his or her Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the consideration receivable with respect to such Appraisal Shares pursuant to the Second Step Merger. A stockholder will fail to perfect, or effectively lose or withdraw, his or her right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the consummation of the Second Step Merger, or if the stockholder delivers to Purchaser a written withdrawal of his or her demand for appraisal. Any such attempt to withdraw an appraisal demand more than 60 days after the consummation of the Second Step Merger will require the written approval of Purchaser.

                                THE TENDER OFFER

TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with the provisions set forth under "--Withdrawal Rights" below. The term "EXPIRATION DATE" means 5:00 p.m., New York City time, on Monday, January 6, 1997, unless and until Purchaser shall have extended or, subject to applicable law, shortened the period of time during which the Offer is open, in which event the term "EXPIRATION DATE" shall mean the time and date at which the Offer, as so extended or shortened by Purchaser, shall expire.

    Subject to the applicable rules and regulations of the Commission, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in "--Certain Conditions of the Offer" below shall have occurred or shall have been determined by Purchaser to have occurred, to (a) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (b) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. Parent and Purchaser are seeking to negotiate with the Company the acquisition of the Company by Purchaser. Purchaser reserves the right (subject to applicable law, including Rule 14e-1 under the Exchange Act) to amend the Offer, including by shortening the period the Offer is to remain open and causing the Offer to expire on a date prior to Monday, January 6, 1997, if Purchaser determines that it is not necessary for the Offer to remain open until such date in order for the Rights Condition to be satisfied. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    If by 5:00 p.m., New York City time, on Monday, January 6, 1997 (or at any date or time then set as the Expiration Date), any or all conditions to the Offer have not been satisfied or waived, Purchaser reserves the right (but shall not be obligated), subject to the applicable rules and regulations of the Commission, to (a) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (b) waive all the unsatisfied conditions and, subject to complying with the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer. The rights reserved by Purchaser in this paragraph are in addition to Purchaser's right to terminate the Offer set forth under "--Certain Conditions of the Offer" below.

    There can be no assurance that Purchaser will exercise its right to extend the Offer. Any extension, shortening, waiver, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

    If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment for Shares (whether before or after its acceptance for payment of Shares) or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described under "-- Withdrawal Rights" below. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

    If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

    Requests are being made to the Company for use of the Company's stockholder list and security position listings for disseminating the Offer to holders of Shares and communicating with holders of Shares in connection with the Offer. This Offer to Purchase and related Letter of Transmittal and other relevant materials are being mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

PROCEDURE FOR TENDERING SHARES

    VALID TENDER. For a stockholder validly to tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with any required signature guarantee (or, in the case of a book-entry transfer, an Agent's Message (as defined below)) and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedure for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

    The Depositary will establish accounts with respect to the Shares at The Depository Trust Company and Philadelphia Depository Trust Company (the "BOOK-ENTRY TRANSFER FACILITIES") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "BOOK-ENTRY CONFIRMATION." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    The term "AGENT'S MESSAGE" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith and such registered holder(s) has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "ELIGIBLE INSTITUTION"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser is received by the Depositary, as provided below, prior to the Expiration Date; and

       (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "TRADING DAY" is any day on which the NYSE is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or overnight courier to the Depositary or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to such Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

    APPOINTMENT. By executing a Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after November 6, 1996. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed not effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares or other securities or rights in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as it in its sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    BACKUP WITHHOLDING. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer (or pursuant to the Second Step Merger, if consummated), a stockholder surrendering Shares in the Offer (or pursuant to the Second Step Merger, if consummated) must, unless an exemption applies, provide the Depositary with such stockholder's correct TIN on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer (or pursuant to the Second Step Merger, if consummated) may be subject to backup withholding at a rate of 31%. All stockholders surrendering Shares pursuant to the Offer (or pursuant to the Second Step Merger, if consummated) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal. For other Federal income tax consequences, see "SPECIAL FACTORS-- Certain U.S. Federal Income Tax Consequences."

WITHDRAWAL RIGHTS

    Except as otherwise provided below, tenders of Shares will be irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after Friday, January 3, 1997.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth under "--Procedure for Tendering Shares" above, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described under "--Procedure for Tendering Shares" above at any time prior to the Expiration Date.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

ACCEPTANCE FOR PAYMENT AND PAYMENT

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with the procedures set forth in "--Withdrawal Rights" above, promptly after the Expiration Date. Any determination concerning the satisfaction of such terms and conditions will be within the sole discretion of Purchaser and such determination will be final and binding on all tendering stockholders. See "--Terms of the Offer" above and "--Certain Conditions of the Offer" below. Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return tendered Shares promptly after the termination or withdrawal of the Offer.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    If Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after termination or withdrawal of a tender offer), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and any such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described under "-- Withdrawal Rights" above.

    If any tendered Shares are not purchased pursuant to the Offer for any reason, certificates for any such Shares will be returned, at the expense of Purchaser, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth under "--Procedure for Tendering Shares" above, such Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

    Purchaser reserves the right to transfer or assign, in whole or from time to time in part, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

PRICE RANGE OF THE SHARES; DIVIDENDS

    The Shares are traded on the NYSE and the PSE under the symbol LOC. The range of the high and low sales prices for the Shares and dividends paid per Share for each of the fiscal quarters indicated is set forth below.

                                                                                                               DIVIDEND
                                                                                                                 PAID
                                                                                                                  PER
                                                                                          HIGH        LOW        SHARE
                                                                                        ---------  ---------  -----------
1994
  First Quarter.......................................................................  $      44  $      35   $    0.20
  Second Quarter......................................................................     45 1/2     39 1/4        0.20
  Third Quarter.......................................................................     45 7/8     41 1/4        0.21
  Fourth Quarter......................................................................     46 3/4     41 7/8        0.21
1995
  First Quarter.......................................................................  $  48 7/8  $  44 3/8   $    0.21
  Second Quarter......................................................................     50 7/8     45 1/2        0.25
  Third Quarter.......................................................................     49 1/4     43 3/8        0.25
  Fourth Quarter......................................................................     49 3/4     45 1/8        0.25
1996
  First Quarter.......................................................................  $  53 3/4  $  47 1/8   $    0.25
  Second Quarter......................................................................     51 3/4     45 5/8        0.30
  Third Quarter.......................................................................         47     42 1/4        0.30
  Fourth Quarter through November 5, 1996.............................................         59     44 1/4      --

    On October 25, 1996, the last full trading day before Purchaser announced its consideration of a change in its position as a minority investor, including the possibility of the commencement of the Offer, the last reported sale price of the Shares on the NYSE was $46 1/4 per share. On November 5, 1996, the last full trading day before the first public announcement of the Offer, the last reported sale price of the Shares on the NYSE was $57 7/8 per Share.

    STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

CERTAIN EFFECTS OF THE OFFER

    MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    STOCK QUOTATION. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE or PSE for continued listing and/or trading on the NYSE or PSE, respectively.

    According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE EXCLUDED HOLDINGS")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. The PSE has similar guidelines based on the number of holders and the number and market value of publicly held shares.

    According to the Company's Form 10-Q, there were 32,020,388 Shares issued and outstanding as of June 30, 1996. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE or PSE for continued listing and/or trading and such trading of the Shares were discontinued, the market for the Shares could be adversely affected.

    In the event that the Shares should no longer be listed or traded on the NYSE and PSE, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange, quoted on an automated inter-dealer quotation system or held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act, may be impaired or eliminated.

    MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "FEDERAL RESERVE BOARD"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

    It is the present intention of Purchaser, to the extent possible, to seek to cause the Company to have the Shares delisted from the NYSE and the PSE after the Offer and to make a certification to effect termination of registration of the Shares under the Exchange Act as soon as possible after the Offer.

CERTAIN INFORMATION CONCERNING THE COMPANY

    Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon publicly-available documents on file with the Commission and other public sources.

    The Company is a Delaware corporation with its principal offices located at 10 Columbus Boulevard, Hartford, CT 06106 and its telephone number is (860) 520-5000.

    The Company manufactures and sells a broad range of chemical adhesives and sealants having different chemical properties designed to suit a wide variety of applications. The Company also markets special and standard equipment for the application of adhesives and sealants, along with a variety of specialty and chemical items which complement the adhesives and sealants line. The Company's principal products are anaerobic adhesives and sealants and cyanoacrylate adhesives.

    Set forth below is a summary of certain selected financial information with respect to the Company for the six months ended June 30, 1996 and June 30, 1995, and for the years ended December 31, 1995 and 1994. The June 30, 1996 and June 30, 1995 information was excerpted from the Company's Form 10-Q.

The December 31, 1995 and 1994 information was excerpted from the Company's Form 10-K. More comprehensive financial information is included in the Company's Form 10-Q and the Company's Form 10-K and the following summary is qualified in its entirety by reference to such reports and the financial statements and other financial information (including any related notes) contained therein. The Company's Form 10-Q and the Company's Form 10-K may be inspected and copies may be obtained in the manner set forth below.

                              LOCTITE CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      SIX MONTHS ENDED           YEAR ENDED
                                                                          JUNE 30,              DECEMBER 31,
                                                                   ----------------------  ----------------------
                                                                      1996        1995        1995        1994
                                                                   ----------  ----------  ----------  ----------
Income Statement Data:
  Sales and Operating Revenues...................................  $  400,512  $  397,958  $  785,148  $  703,593
  Net Income.....................................................      44,777      48,754      83,913      82,400
  Earnings Per Share.............................................        1.38        1.38        2.40        2.33
Balance Sheet Data:
  Total Assets...................................................     703,550     733,368     715,628     669,076
  Total Liabilities..............................................     367,450     268,258     318,830     245,716
  Stockholders' Equity...........................................     336,100     465,110     396,798     423,360

    The book value per Share as of June 30, 1996 was $10.50 and as of December 31, 1995 was $11.81.

    On October 21, 1996, the Company issued a press release reporting, among other things, the following unaudited results of operations for the quarter and nine months ended September 30, 1996 and containing information for the comparable prior periods:

                                                                                                NINE MONTHS
                                                                       QUARTER ENDED               ENDED
                                                                       SEPTEMBER 30,           SEPTEMBER 30,
                                                                   ----------------------  ----------------------
                                                                      1996        1995        1996        1995
                                                                   ----------  ----------  ----------  ----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales............................................................  $  201,824  $  195,751  $  602,336  $  593,709
Net Earnings.....................................................      23,204      19,378      67,981      68,132
Earnings Per Share After Realignment Costs.......................        0.72        0.55        2.10        1.93

    The Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601 and 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material may also be obtained by mail at prescribed rates, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the PSE (by appointment), 115 Sansome Street, 2nd Floor, San Francisco, California 94104, Telephone Number, 415-393-4067.

CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER

    Purchaser is a Delaware corporation with its principal executive offices located at 1105 North Market Street, Suite 1300, Wilmington, DE 19801. Purchaser is a holding company that was established to hold certain investments previously held by Henkel Corporation, including, among other things, Parent's indirect significant minority investments in The Clorox Company and Ecolab Inc. All of Purchaser's outstanding stock is owned by Henkel Corporation, a Delaware corporation whose principal executive offices are located at 2200 Renaissance Boulevard, Suite 200, Gulph Mills, PA 19406. Henkel Corporation is engaged primarily in the manufacture and sale of chemical products within the U.S. Henkel Corporation is wholly-owned by Henkel of America, Inc., a Delaware corporation whose principal executive offices are located at 2200 Renaissance Boulevard, Suite 200, Gulph Mills, PA 19406. Henkel of America, Inc. is a holding company for Parent's U.S. operations and investments. All of the outstanding stock of Henkel of America, Inc. is owned by Parent. Parent is a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany with its principal executive offices located at Henkelstrasse 67, D-40589 Dusseldorf, Germany. Parent is, itself or through affiliates, a worldwide manufacturer and processor of a broad range of chemical products, including oleochemicals, products and application systems for metals and metal substitutes, adhesives, sealants, products and associated systems for industrial cleaning and sanitizing, cosmetics, toiletries and detergents and household cleansers.

    The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Parent is set forth in Schedule I hereto and incorporated herein by reference.

    During the last five years, none of Purchaser, Parent or, to Purchaser's knowledge, any person named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

    Set forth below is a summary of certain selected financial information with respect to Parent for the six months ended June 30, 1996 and June 30, 1995, and for the years ended December 31, 1995 and 1994.

    Parent currently furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act. Such reports and communications are available for inspection and copying at the public reference facilities maintained by the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. Purchaser is not subject to the informational reporting requirements of the Exchange Act, and, accordingly, does not file reports or other information with the Commission relating to its business, financial condition or other matters.

    Parent's selected consolidated financial data included herein have been prepared in accordance with the German Commercial Code (HANDELSGESETZBUCH) which represents generally accepted accounting principles in Germany ("GERMAN GAAP"). German GAAP differs in certain significant respects from United States generally accepted accounting principles ("U.S. GAAP"). Parent has not determined its financial position or results of operations for any period under U.S. GAAP. A summary of the significant differences between German accounting principles and GAAP is set forth below under "--Summary of Certain Significant Differences Between German and U.S. GAAP." Purchaser, however, believes that the differences are not material to a decision by a holder of Shares whether to sell, tender or hold any Shares because any such differences would not affect the ability of, or incentive to obtain sufficient funds to, pay for Shares to be acquired pursuant to the Offer and to repay any funds which have been borrowed for such purpose. The selected consolidated financial data is stated in DEUTSCHE MARK. On November 5, 1996, THE WALL STREET JOURNAL reported that, as of November 4, 1996 one U.S. dollar equaled 1.5106 DEUTSCHE MARK.

                                  HENKEL KGAA
                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                              SIX MONTHS ENDED               YEAR ENDED
                                                                  JUNE 30,                  DECEMBER 31,
                                                          ------------------------  ----------------------------
                                                             1996         1995          1995           1994
                                                          -----------  -----------  -------------  -------------
Income Statement Data:
  Sales and Operating Revenues..........................  D   M 8,039  D   M 7,107  D    M 14,198  D    M 14,069
  Net Income............................................          271          257            488            464
  Earnings Per Share (according to DVFA/SG).............        18.50        16.75          33.50          33.50
Balance Sheet Data:
  Total Assets..........................................       13,316       10,836         11,620         10,487
  Total Liabilities.....................................        9,010        7,080          7,547          6,649
  Stockholders' Equity..................................        4,306        3,756          4,073          3,838

    SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND U.S. GAAP

    The following represents, in the opinion of management of Parent, the significant differences that would affect the determination of consolidated net income and stockholders' equity of Parent for the periods for which the consolidated financial statements have been presented herein.

    GOODWILL AND BUSINESS ACQUISITIONS. In accordance with German GAAP, the difference between the purchase price and fair value of net assets acquired as part of a business combination (goodwill) may be charged directly to partners' equity--which had been practiced until 1992--or capitalized and amortized through the statements of operations over its useful life, which has been practiced since 1993 with an amortization period of 15 years. Under U.S. GAAP, goodwill must be capitalized and amortized through the statement of operations over its useful life not to exceed 40 years.

    FIXED TANGIBLE ASSETS. In general, German companies depreciate fixed tangible assets (property, plant and equipment) through the statement of operations based upon depreciation rates prescribed by German tax law. Under U.S. GAAP, tangible fixed assets are depreciated either on a straight-line or accelerated basis through the statement of operations over their expected useful life. Such differences would generally result in an entity reporting a lower net book value for tangible fixed assets under German GAAP than under U.S. GAAP.

    CAPITALIZATION OF INTEREST. Under German GAAP only under limited circumstances is the capitalization of interest on capital expenditures permitted. Under U.S. GAAP, interest incurred as part of the cost of constructing fixed assets is required to be capitalized and amortized over the life of the assets.

    LEASING. U.S. GAAP contains prescriptive rules for determining whether a lease must be accounted for as an operating or capital lease. Such rules differ from those used in German GAAP.

    PROVISIONS. Under U.S. GAAP, a provision may only be recorded for a liability to a third-party that is probably and reasonably estimatable. Under German GAAP, provisions are also permitted for uncertain liabilities and accrued internal costs.

    PENSIONS AND SIMILAR OBLIGATIONS. Under German GAAP, pension costs and similar obligations including post retirement benefits are accrued over the service lives of the employees based upon actuarial studies using the entry age method as defined in the German tax code. U.S. GAAP requires that a different actuarial method (the projected unit credit method) with different assumptions be used.

    FOREIGN CURRENCY. Under German GAAP, receivables and payables stated in foreign currency are translated at each balance sheet date into German local currency at the lower of the currency exchange rate on the transaction date or the balance sheet date. Under U.S. GAAP, assets and liabilities denominated in a foreign currency are recorded at balance sheet rates with any resulting gain or loss recognized in the income statement.

    DEFERRED TAXES. Under German GAAP, deferred tax assets and liabilities are generally recognized on a net basis and to the extent that the entity is in a net deferred tax asset position the deferred tax asset is generally not recognized. Further, the deferred tax benefit of net operating loss carryforwards is generally not recognized until realized. Under U.S. GAAP, deferred taxes are provided in the period of origination for all temporary differences, including net operating loss carryforwards where it is more likely than not that the tax benefit will be realized in future periods, based upon enacted tax rates.

SOURCE AND AMOUNT OF FUNDS

    The Offer is not conditioned upon obtaining any arrangements for the financing of the Offer. Purchaser estimates that the total amount of funds required to purchase pursuant to the Offer the number of Shares that are outstanding on a fully diluted basis (excluding Shares held by Purchaser) and pay fees and expenses related to the Offer will be approximately $1.2 billion. All funds needed for the Offer will be obtained from Parent. Parent will provide such funds from a new committed Credit Facility (the "CREDIT FACILITY") and, as described below, its existing resources (as required). The Credit Facility is between Parent and Dresdner Bank AG for up to DM 1.8 billion (approximately $1.192 billion). In connection with the Credit Facility, Parent and Dresdner Bank AG have entered into a Commitment Letter, dated October 25, 1996 and accepted on November 5, 1996 (the "COMMITMENT LETTER"). The following description of the Credit Facility is qualified by reference to an English language translation of the Commitment Letter included as Exhibit (b) to the
Schedule 14D-1 and incorporated by reference herein. The Credit Facility is available for borrowings by Parent in U.S. dollars or DEUTSCHE MARK for the interim financing of acquisitions. Borrowings under the Credit Facility would bear interest at the applicable LIBOR (U.S. dollar or DM, respectively) plus 0.25% per annum. The Credit Facility will expire on May 31, 1997. Parent must pay a commitment fee equal to 0.06% per annum on the unutilized amount of the Credit Facility plus a fee of DM 400,000. Parent may also provide funds from Parent's cash on hand (DM 612 million (approximately $405 million), as of September 30, 1996) and may utilize its existing credit facilities in the following amounts: up to DM 899 million (approximately $595 million) available under Parent's DM 1 billion multicurrency commercial paper program, which, as of November 4, 1996, was utilized in the amount of DM 101 million; and up to DM 753 million (approximately $499 million) available under existing committed bank credit facilities totaling DM 915 million (approximately $606 million) between Parent and fifteen German and European banks.

    Parent has no specific plan as to how it will repay borrowings under the Credit Facility but may consider repaying such amounts with cash flows from its operations and/or through a refinancing involving longer-term borrowings. Parent can mobilize funds by utilizing its multicurrency money market claims program, which is not limited. The money market claims program was, as of November 4, 1996, utilized in the amount of DM 313 million (approximately $207 million).

DIVIDENDS AND DISTRIBUTIONS

    As discussed in "Introduction," Purchaser expects the Loctite Board to declare the Quarterly Dividend. Holders of record of the Shares on the Record Date will be entitled to receive the Quarterly Dividend whether or not they tender their Shares pursuant to the Offer, and, as long as the amount of the Quarterly Dividend does not exceed $.30, no adjustment will be made to the Offer Price or to any other terms of the Offer as a result of the payment of such Quarterly Dividend to such stockholders.

    If, on or after November 6, 1996, the Company should (a) split, combine or otherwise change the Shares or its capitalization, (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities or (c) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, then subject to the provisions set forth in "-- Certain Conditions to the Offer" below, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

    If, on or after November 6, 1996, the Company should declare or pay any cash dividend on the Shares or other distribution on the Shares (other than the Quarterly Dividend in an amount not in excess of $.30), or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions set forth in "--Certain Conditions to the Offer" below, (a) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount of value thereof, as determined by Purchaser in its sole discretion.

CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other term or provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for any tendered Shares and may terminate the Offer as to any Shares not then paid for, unless (i) the Minimum Tender Condition shall have been satisfied and (ii) the Rights Condition shall have been satisfied.

    Furthermore, notwithstanding any other term or provision of the Offer, Purchaser will not be required to accept for payment or, subject as aforesaid, pay for and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for any tendered Shares and may terminate the Offer as to any Shares not then paid for, if at any time on or after the date of this Offer to Purchase, and prior to the time of acceptance for payment of or payment for any such Shares, any of the following conditions exist:

        (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic, foreign or supranational (each, a "GOVERNMENTAL ENTITY"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i)(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by the Federal securities laws (as in effect on the date of this Offer to Purchase), in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser, Parent or any other affiliate of Parent, or the consummation by Purchaser or any other affiliate of Parent of the Second Step Merger or other similar business combination with the Company, (B) seeking to obtain, or which is reasonably likely to result in, material damages, fines or legal sanctions or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Second Step Merger or any such business combination, (ii) seeking to, or which is reasonably likely to, prohibit or limit the ownership or operation by Purchaser, Parent or any other affiliate of Parent of any portion of the business or assets of the Company and its subsidiaries or of Purchaser, Parent or any other affiliate of Parent or to compel Purchaser, Parent or any other affiliate of Parent to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of Purchaser, Parent or any other affiliate of Parent or seeking to impose any limitation on the ability of Purchaser, Parent or any other affiliate of Parent to conduct such business or own such assets, (iii) seeking to, or which is reasonably likely to, impose or confirm limitations on the ability of Purchaser, Parent or any other affiliate of Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser, Parent or any other affiliate of Parent on all matters properly presented to the Company's stockholders, (iv) seeking to, or which is reasonably likely to, require divestiture by Purchaser, Parent or any other affiliate of Parent of any Shares, (v) seeking, or which is reasonably likely to result in, any material diminution in the benefits expected to be derived by Purchaser, Parent or any other affiliate of Parent as a result of the transactions contemplated by the Offer, the Second Step Merger or other similar business combination (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of Purchaser, might materially adversely affect the Company or any of its subsidiaries or Purchaser, Parent or any other affiliate of Parent or the value of the Shares or (vii) in the sole judgment of Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries;

        (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Purchaser, Parent or any other affiliate of Parent or the Company or any of its subsidiaries or (ii) the Offer, the Second Step Merger, or other similar business combination by Purchaser or any affiliate of Parent with the Company, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, other than the routine application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), to the Offer that, in the sole judgment of Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph
    (a) above;

        (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of Purchaser, is or may be materially adverse to the Company or any of its subsidiaries or to the value of the Shares to Purchaser, Parent or any other affiliate of Parent or Purchaser shall have become aware of any facts that, in the sole judgment of Purchaser, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to Purchaser, Parent or any other affiliate of Parent;

        (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, including, without limitation, a decline of at least 10% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from that existing at the close of business on November 6, 1996, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of Purchaser, might affect, the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

        (e) unless Purchaser shall have consented in writing, the Company or any of its subsidiaries shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization, (ii) issued, distributed, pledged or sold, or authorized, proposed or announced the issuance, distribution, pledge or sale of (A) any shares of capital stock (including, without limitation, the Shares), or securities convertible into any such shares, or any rights, warrants, or options to acquire any such shares or convertible securities, other than Shares issued or sold upon the exercise (in accordance with the present terms thereof) of employee stock options outstanding on June 30, 1996 or (B) any other securities in respect of, in lieu of, or in substitution for Shares, (iii) purchased or otherwise acquired or caused a reduction in the number of, or proposed or offered to purchase or otherwise acquire or cause a reduction in the number of, any outstanding Shares or other securities of the Company, (iv) declared or paid any dividend or distribution (other than the Quarterly Dividend in an amount less than or equal to $.30) on any shares of capital stock or issued, or authorized, recommended or proposed the issuance of, any other distribution in respect of the Shares, whether payable in cash, securities or other property, or altered or proposed to alter any material term of any outstanding security,
    (v) issued, or announced its intention to issue, any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intention to enter into (A) any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets or securities or disposition of assets or securities other than in the ordinary course of business, (B) any material change in its capitalization, (C) any release or relinquishment of any material contract rights, or (D) any comparable event not in the ordinary course of business,
    (vii) authorized, recommended or proposed or announced its intention to authorize, recommend or propose any transaction which could adversely affect the value of the Shares, (viii) proposed, adopted or authorized any amendment to its certificate of incorporation or by-laws or similar organizational documents or Purchaser shall have learned about any such proposal or amendment which shall not have been previously disclosed or (ix) agreed in writing or otherwise to take any of the foregoing actions;

        (f) the Company or any of its subsidiaries shall have (A) entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business, (B) entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any employee as a result of or in connection with the transactions contemplated by the Offer, the Second Step Merger or other business combination or (C) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase;

        (g) a tender or exchange offer for some portion or all of the Shares shall have been publicly proposed to be made or shall have been made by another person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have learned that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 10% of any class or series of capital stock of the Company (including the Shares) or shall have been granted any option or right to acquire more than 10% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage positions and other than acquisitions by persons or groups who have publicly disclosed such ownership on or prior to November 5, 1996, (ii) any such person or group who has publicly disclosed any such ownership of more than 10% of any class or series of capital stock of the Company (including the Shares) prior to such date shall have acquired or proposed to acquire additional Shares constituting more than 10% of any class or series of capital stock of the Company (including the Shares) or shall have been granted any option or right to acquire more than 10% of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, share exchange, consolidation or other business combination or a sale of assets (other than in the ordinary course of business) with or involving the Company or any of its subsidiaries or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company;

        (h) any approval, permit, authorization, favorable review or consent of any court or Governmental Entity (including those described or referred to in this Section or under "Certain Legal Matters") shall not have been obtained on terms satisfactory to Purchaser in its sole discretion or Purchaser is advised, or otherwise has reason to believe, that any such approval, permit, authorization, review or consent will be denied or substantially delayed, or will not be given other than upon terms or conditions that would, in Purchaser's sole judgment, make it impracticable to proceed with the Offer;

        (i) Purchaser, Parent or another affiliate of Parent and the Company shall have entered into an agreement that the Offer be terminated or amended or Purchaser, Parent or another affiliate of Parent shall have entered into an agreement with the Company providing for a merger or other business combination with the Company; or

        (j) any waiting period under the HSR Act or any other law (domestic or foreign) applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated (see "--Certain Legal Matters" below), which, in the sole judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser or any affiliate of Purchaser) giving rise to any such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described above will be final and binding upon all parties.

CERTAIN LEGAL MATTERS

    Although, as set forth above, Purchaser and Parent believe that they are not affiliates of the Company, Purchaser and Parent understand that they may be deemed to be affiliates and, accordingly, that the Offer may be deemed to constitute a "Going Private" transaction under Rule 13e-3 under the Exchange Act. Consequently, Purchaser has filed with the Commission a Transaction Statement on Schedule 13E-3, together with exhibits, in addition to filing with the Commission a Tender Offer Statement on Schedule 14D-1. Pursuant to Rule 13e-3, this Offer to Purchase contains information relating to, among other matters, the fairness of the Offer to the Company's stockholders.

    Based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, except as otherwise described below, Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any Governmental Entity that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this section, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See "--Certain Conditions of the Offer" above for certain conditions of the Offer.

    STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

    Except as described herein, Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See "--Certain Conditions of the Offer" above.

    DELAWARE STATUTE. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company from engaging in a business combination with the holder of 15% or more of its outstanding shares (an "interested stockholder") for a period of three years from the time such interested stockholder became the holder of 15% or more of such shares unless such stockholder owned shares in excess of the 15% limitation as of December 23, 1987, such stockholder acquired more than 15% of the stock with the prior approval of the board of the corporation or certain other conditions are satisfied. Parent has indirectly owned Shares in excess of the 15% limitation at all times since November 6, 1985 and initially acquired the Shares with the prior approval of the Loctite Board; Purchaser has directly owned Shares in excess of the 15% limitation at all times since August 10, 1989; and each has been an "interested stockholder" in Loctite for more than three years. Accordingly, Purchaser does not believe that Section 203 of the DGCL is applicable to the Offer or will be applicable to the Second Step Merger. See "SPECIAL FACTORS--Background to the Offer."

    ANTITRUST.

    UNITED STATES. Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless information has been furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "ANTITRUST DIVISION") and applicable waiting period requirements have been satisfied. Pursuant to the requirements of the HSR Act, on or shortly after November 6, 1996, Parent will file a Notification and Report Form with respect to the acquisition of more than 50% of the voting securities of the Company with the FTC and the Antitrust Division. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15 calendar-day waiting period following the filing by Purchaser. Accordingly, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on the date 15 days after Parent's filing is made, unless Parent receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from Purchaser concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Purchaser. Purchaser reserves the right to consent or not in its sole discretion. Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser's purchase of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Purchaser or any of its subsidiaries or affiliates or of the Company or its subsidiaries. While there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, of the result, Purchaser does not believe that consummation of the Offer will result in violation of any applicable U.S. antitrust laws. In the event any legal action or administrative proceeding by the United States or an agency thereof challenging the Offer under the federal antitrust laws are threatened or instituted, Purchaser will not be obligated to accept for payment or pay for any tendered Shares and may terminate the Offer. In addition, Purchaser may terminate the Offer if Purchaser becomes subject to an order preventing the purchase of Shares or limiting Purchaser's ability to exercise control of the Company. See "--Certain Conditions of the Offer."

    GERMANY. Under the German Act Against Restraints of Competition ("ARC") the proposed acquisition of the majority of the Shares may not be consummated unless the project has been notified to the Federal Cartel Office ("FCO"), and the applicable waiting periods have been satisfied.

    Therefore, on or shortly after November 6, 1996, Parent will file a notification with the FCO. Under the provisions of ARC applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a one-month waiting period following the filing by Parent, provided, however, that such waiting period will be extended to four months if the FCO has informed Parent within the one-month period that it has started an in-depth examination of the proposed merger. Purchaser will not accept for payment Shares tendered pursuant to the Offer, unless and until the waiting period requirements imposed by ARC on Parent with respect to the Offer have been satisfied.

    Although Parent has consulted with the FCO on a preliminary basis with respect to the legality of the purchase of Shares, the FCO may prohibit the transaction under ARC if it believes that a dominant position will be created or strengthened as a result of the acquisition of Shares or the Second Step Merger in any market in Germany. Even if the FCO does not prohibit the transaction, it may nevertheless clear it on condition of divestiture of substantial assets of Parent, or of any of its German subsidiaries or affiliates, or of the Company's German subsidiaries. If such conditions of divestiture are imposed, or if any legal actions or administrative proceedings challenging the Offer or the Second Step Merger under German antitrust laws are threatened or instituted, Purchaser will not be obligated to accept for payment or pay for any tendered Shares and may terminate the Offer. In addition, Purchaser may terminate the Offer if Parent becomes subject to a legal obligation or an order preventing the purchase of Shares or limiting Purchaser's ability to exercise control of the Company. See "--Certain Conditions of the Offer."

    OTHER JURISDICTIONS. Parent is advised that similar filing obligations and waiting periods exist or may be imposed in a number of other jurisdictions in which Parent and the Company operate. Parent will take all action that the laws of such countries may require or make advisable, including the filing of information with, and the obtaining of approval from, the appropriate governmental authorities. However, there is no present intention to delay the acceptance for payment or the payment for Shares pursuant to the Offer pending the completion of such filings and the obtaining of such approvals. It is possible that the laws of certain countries might lead to the imposition of certain additional conditions on Parent's or the Company's operations in these countries, and that non-compliance with certain laws will have adverse consequences for the Company or any of its subsidiaries. If any action is taken prior to completion of the Offer by any government which, in the sole judgment of Parent, might materially adversely affect the Company, or any of its subsidiaries or affiliates, or Parent or any of its subsidiaries or affiliates, Purchaser will not be obligated to accept for payment or pay for any Shares which are tendered. In addition, Parent reserves the right to terminate the Offer if it is advised that the acceptance of the Shares would lead to the imposition of fines or would subject it to other legal sanctions by any foreign state. See "--Certain Conditions of the Offer."

FEES AND EXPENSES

    Purchaser has retained Rothschild as its exclusive financial advisor and as Dealer Manager in connection with the Offer. Purchaser has retained MacKenzie Partners, Inc. to act as Information Agent and Citibank, N.A. to act as Depositary, in connection with the Offer. The Information Agent may respond to inquiries of the Company's stockholders and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer material to beneficial owners, but it will not solicit tenders of Shares. The Dealer Manager, the Information Agent and the Depositary will each receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the Federal securities laws.

    Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

    Expenses estimated to be incurred by Purchaser in connection with the Offer are as follows:

Financial Advisor Fees and Expenses.............................  $6,250,000
Depositary......................................................     40,000
Information Agent...............................................     50,000
Legal fees......................................................  3,000,000
Printing, mailing and distribution expenses.....................    150,000
SEC filing fee..................................................    250,000
Miscellaneous fees and expenses.................................    200,000
                                                                  ---------
        Total...................................................  $9,940,000
                                                                  ---------
                                                                  ---------

MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent Purchaser becomes aware of any state law that would limit the class of offerees in the Offer, Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1 and a Transaction Statement on Schedule 13E-3, together with exhibits, pursuant to Rules 14d-1 and 13e-3, respectively, under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from the Commission (but not the regional offices of the Commission) in the manner set forth under "--Certain Information Concerning the Company" above.

                                          HC INVESTMENTS, INC.

November 6, 1996

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT
                  AND INTERESTS OF SUCH PERSONS IN THE COMPANY
                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

    The following table sets forth the name, present principal occupation or employment and five-year employment history of the directors and executive officers of Purchaser and the number of Shares beneficially owned, directly or indirectly, by such person as of the date hereof. All such directors and executive officers are United States citizens, except for Dr. Gruter, who is a citizen of Germany, and, except as set forth below, the principal business address of each such director and executive officer is the address of Henkel Corporation, 2200 Renaissance Boulevard, Suite 200, Gulph Mills, PA 19406.

                                                      PRESENT PRINCIPAL OCCUPATION                     SHARES
                                                       OR EMPLOYMENT AND FIVE YEAR                  BENEFICIALLY
           NAME AND ADDRESS                                EMPLOYMENT HISTORY                           OWNED
---------------------------------------  -------------------------------------------------------  -----------------

Dr. Karl Gruter........................  Dr. Gruter is the General Counsel of Parent, and has                 0
Henkelstrasse 67                         held that position since 1985. He is also Chairman of
D-40191 Dusseldorf                       the Board of Directors of Purchaser.
Germany

Mr. John E. Knudson....................  Mr. Knudson is the Vice President-Finance and Chief                  0
                                         Financial Officer of Henkel Corporation, and has held
                                         those positions since 1987. He is also a Director and
                                         President of Purchaser.

Mr. Ernest G. Szoke....................  Mr. Szoke is the Vice President and Chief Legal Officer              0
                                         of Henkel Corporation, and has held those positions
                                         since 1986. He is also a Director and Secretary of
                                         Purchaser.

Mr. John R. Fulton, III................  Mr. Fulton is the Tax Director of Henkel Corporation,                0
                                         and has held that position since 1987. He is also a
                                         Director and Assistant Secretary of Purchaser.

Mr. James E. Ripka.....................  Mr. Ripka is the Treasurer of Henkel Corporation, and                0
                                         has held that position since 1988. He is also a
                                         Director and Treasurer of Purchaser.

Ms. Lloyd Overton Martin...............  Ms. Martin is the Assistant Vice President, Corporate,               0
Wilmington Trust Company                 Financial Services Department of Wilmington Trust
Rodney Square North                      Company, and has held that position since 1989. She is
Wilmington, DE 19890                     also a Director and Assistant Treasurer of Purchaser.

Ms. Patricia A. Mosesso................  Ms. Mosesso is the Manager, Legal Affairs of Henkel                  0
                                         Corporation, and has held that position since 1990. She
                                         is also Assistant Secretary of Purchaser.

                   DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

    The following table sets forth the name, present principal occupation or employment and five-year employment history of the directors and executive officers of Parent and the number of Shares beneficially owned, directly or indirectly, by such person as of the date hereof. All such directors and executive officers are German citizens, except for Mr. De Keersmaecker, who is a citizen of Belgium, and Dr. Morwind and Prof. Dr. Sihler, who are citizens of the Republic of Austria, and, except as set forth below, the principal business address of each such director and executive officer is the address of Parent, Henkelstrasse 67, D-40191 Dusseldorf, Germany.

                                                      PRESENT PRINCIPAL OCCUPATION                     SHARES
                                                       OR EMPLOYMENT AND FIVE YEAR                  BENEFICIALLY
           NAME AND ADDRESS                                EMPLOYMENT HISTORY                           OWNED
---------------------------------------  -------------------------------------------------------  -----------------

SUPERVISORY BOARD:

Mr. Albrecht Woeste....................  Mr. Woeste is the owner, President and Managing                      0
                                         Director of R. Woeste GmbH & Co. KG, a manufacturing
                                         company, and has held those positions since before
                                         1991. Since 1990, he has also been Chairman of the
                                         Supervisory Board and Chairman of the Shareholders'
                                         Committee of Parent.

Mr. Gottfried Neuen....................  Mr. Neuen is the Chairman of the Works Council and the               0
                                         Vice Chairman of the Supervisory Board of Parent, and
                                         has held those positions since 1981 and 1982,
                                         respectively.

Dr. Ulrich Cartellieri.................  Dr. Cartellieri is a member of the Board of Management               0
c/o Deutsche Bank AG                     of Deutsche Bank AG, and has held that position since
60262 Frankfurt                          1981.
Germany

Mrs. Ursula Fairchild..................  Mrs. Fairchild has been a photographer since before                  0
6126 Avenida Cresta                      1991.
La Jolla, California 92037
United States
(residence)

Mr. Johann-Christoph Frey..............  Mr. Frey has been an Investment Banker since before                  0
c/o Dr. Rudolf Frey                      1991.
Kuhlwetterstrasse 49
40239 Dusseldorf
Germany

Mr. Benedikt-Joachim...................  Mr. von Herman has been a Forester since before 1991.                0
Freiherr von Herman
Obere Dorfstrasse 1
88489 Wain
Germany

Dr. Klaus Dieter Leister...............  Dr. Leister retired on December 31, 1995 as a Member of              0
Langer Grabenweg                         the Board of Management of Westdeutsche Landesbank,
53175 Bonn                               where he held that position since 1989.
Germany

                                                      PRESENT PRINCIPAL OCCUPATION                     SHARES
                                                       OR EMPLOYMENT AND FIVE YEAR                  BENEFICIALLY
           NAME AND ADDRESS                                EMPLOYMENT HISTORY                           OWNED
---------------------------------------  -------------------------------------------------------  -----------------
Mr. Hans Mehnert.......................  Mr. Mehnert is a member of the Works Council of Parent,              0
                                         and has held that position since 1972.

Mr. Herbert Puderbach..................  Mr. Puderbach has been a member of the Management                    0
                                         Personnel Representatives of Parent since 1982 and
                                         served as Chairman from 1988 until May, 1994. He has
                                         been a Physicist employed by Parent since 1971.

Mr. Erich Ruch.........................  Mr. Ruch is the General Manager of the administrative                0
c/o IG Chemie-Papier-                    area Dusseldorf-Wuppertal of IG Chemie-Papier-Keramik
Keramik                                  (Industrial union of employees in the chemical
Friedrich-Ebert-Allee 34-38              industry) and has held that position since 1985.
40210 Dusseldorf
Germany

Mr. Jurgen Sarrazin....................  Mr. Sarrazin is the Chairman of the Board of Dresdner                0
c/o Dresdner Bank AG                     Bank AG, and has held that position since May, 1993.
Jurgen-Ponto-Platz 1                     From May, 1984 to May, 1993, Mr. Sarrazin was a member
60301 Frankfurt/Main                     of the Board of Dresdner Bank AG.
Germany

Mrs. Klare Spaas.......................  Mrs. Spaas is the Chairwoman of the Works Council of                 0
c/o Thera Cosmetic GmbH                  Thera Cosmetic GmbH and has held that position since
Werk Dulken                              1984.
Lange Strasse 130
41751 Viersen,
Germany

Mr. Hans Vonderhagen...................  Mr. Vonderhagen is a member of the Works Council of                  0
                                         Parent, and has held that position since 1972.

Mr. Jurgen Walter......................  Mr. Walter is an officer of IG Chemie-Papier- Keramik                0
c/o IG Chemie-Papier-                    (Industrial union of employees in the chemical
Keramik                                  industry) and is a member of the Governing Board of IG
Konigsworther Platz 6                    Chemie-Papier-Keramik, and has held such positions
30167 Hannover                           since 1970 and 1982, respectively.
Germany

Mr. Dieter Wendelstadt.................  Mr. Wendelstadt is the Chairman of the Supervisory                   0
c/o Colonia Konzern AG                   Board of Colonia Konzern AG and has held that position
Gereonsdriesch 9-11                      since July, 1991.
50670 Koln
Germany

Mr. Winfried Zander....................  Mr. Zander is a Vice Chairman of the Works Council of                0
                                         Parent, and has held that position since June, 1994. He
                                         has been a member of the Works Council of Parent since
                                         1984.

                                                      PRESENT PRINCIPAL OCCUPATION                     SHARES
                                                       OR EMPLOYMENT AND FIVE YEAR                  BENEFICIALLY
           NAME AND ADDRESS                                EMPLOYMENT HISTORY                           OWNED
---------------------------------------  -------------------------------------------------------  -----------------
BOARD OF MANAGEMENT:

Dr. Hans-Dietrich Winkhaus.............  Dr. Winkhaus is the President and Chief Executive                    0
                                         Officer of Parent, and has held those positions since
                                         1992. Prior to 1992, Dr. Winkhaus served as Executive
                                         Vice President/Deputy to the Chief Executive Officer of
                                         Parent.

Mr. Guido De Keersmaecker..............  Mr. De Keersmaecker is the Executive Vice                            0
                                         President-Adhesives of Parent, and has held that
                                         position since May, 1993. He was the President
                                         directeur general of Henkel France S.A. from 1991-1993.

Dr. Jochen Krautter....................  Dr. Krautter is the Executive Vice President-Metal                 700
                                         Chemicals of Parent, and has held that position since
                                         1992. He was the Managing Director of Henkel Belgium
                                         from 1991-1992. He is also a member of the Loctite
                                         Board.

Dr. Ulrich Lehner......................  Dr. Lehner is the Chief Financial Officer of Parent,                 0
                                         and has held that position since April, 1995. From 1994
                                         through March, 1995, he was a Vice President of Parent.
                                         He was the President, Henkel Asia Pacific, from
                                         1991-1993.

Dr. Klaus Morwind......................  Dr. Morwind is the Executive Vice President-                       360
                                         Detergents/Cleaning Products of Parent, and has held
                                         that position since January, 1991.

Dr. Roland Schulz......................  Dr. Schulz is the Executive Vice President-Human                     0
                                         Resources of Parent, and has held that position since
                                         January, 1991.

Prof. Dr. Uwe Specht...................  Prof. Dr. Specht is the Executive Vice President-                    0
                                         Cosmetics/Toiletries of Parent, and has held that
                                         position since 1990.

Dr. Wilfried Umbach....................  Dr. Umbach is the Executive Vice President-Research and              0
                                         Technology of Parent, and has held that position since
                                         1992. He served as Vice President of Parent from 1990
                                         to 1992.

Dr. Harald Wulff.......................  Dr. Wulff is an Executive Vice President of Parent, and              0
                                         has held that position since June 1, 1996. He served as
                                         President and Chief Executive Officer of Henkel
                                         Corporation from 1988 until June 1, 1996.

                                                      PRESENT PRINCIPAL OCCUPATION                     SHARES
                                                       OR EMPLOYMENT AND FIVE YEAR                  BENEFICIALLY
           NAME AND ADDRESS                                EMPLOYMENT HISTORY                           OWNED
---------------------------------------  -------------------------------------------------------  -----------------
SHAREHOLDERS' COMMITTEE:

Dr. Konrad Henkel......................  Dr. Henkel has served as Honorary Chairman of the                    0
                                         Henkel Group since 1991.

Mr. Albrecht Woeste....................  (See description above under Supervisory Board)

Mr. Christoph Henkel...................  Mr. Henkel is an independent entrepreneur and business           1,600
                                         executive. He has been a Director of Parent since 1989.
                                         From 1991-1992, Mr. Henkel served as Vice President,
                                         Special Projects of Henkel Corporation. He has been a
                                         member of the Loctite Board since 1994.

Dr. Jurgen Manchot.....................  Dr. Manchot is the Vice Chairman of the Shareholders'            3,200
                                         Committee of Parent, and has held that position since
                                         1976. Dr. Manchot was a member of the Loctite Board
                                         from December, 1985-April, 1996.

Mr. Walter Huneke......................  Mr. Huneke is a private investor and has been a real                 0
Hohe Strasse 33                          estate developer and owner of a paper business since
40213 Dusseldorf                         before 1991. He has been a member of the Shareholders'
Germany                                  Committee of Parent since 1978.

Mr. Helmut O. Maucher..................  Mr. Maucher is the Chairman of the Board and Chief                   0
c/o Nestle S.A.                          Executive Officer of Nestle S.A., and has held those
55 Avenue Nestle                         positions since 1990.
CH-1800 Vevey
Switzerland

Dr. Christa Plichta....................  Dr. Plichta has been a physician in private practice                 0
Chemin Colladon 22                       since before 1991.
CH-1209 Geneve
Switzerland

Dr. Wolfgang Roller....................  Dr. Roller is the Chairman of the Supervisory Board of               0
c/o Dresdner Bank AG                     Dresdner Bank AG, and has held that position since
Jurgen-Ponto-Platz 1                     1993. From 1971 to 1993, he was a Member and Speaker
60301 Frankfurt am Main                  (1985) of the Board of Managing Directors of Dresdner
Germany                                  Bank AG.

Prof. Dr. Helmut Sihler................  Prof. Dr. Sihler is a member of the Shareholders'                    0
                                         Committee of Parent, and has held such position since
                                         1992. He served as President and Chief Executive
                                         Officer of Parent from 1980 to 1992. Prof. Dr. Sihler
                                         also serves as, among others, Chairman of the
                                         Supervisory Board of Deutsche Telekom AG since July
                                         1996; and Chairman of the Supervisory Board of
                                         Dr.Ing.h.c. F. Porsche AG since March 1993.

                                                      PRESENT PRINCIPAL OCCUPATION                     SHARES
                                                       OR EMPLOYMENT AND FIVE YEAR                  BENEFICIALLY
           NAME AND ADDRESS                                EMPLOYMENT HISTORY                           OWNED
---------------------------------------  -------------------------------------------------------  -----------------
Dr. Christoph-Friedrich................  Dr. von Braun has been a self-employed consultant since              0
Freiherr von Braun                       before 1991 and has served as a guest of the
Mauerkircherstrasse 12                   Shareholders' Committee of Parent since September,
81679 Munchen                            1995.
Germany

Mr. Manfred Pape.......................  Mr. Pape has served as a Guest of the Shareholders'                  0
Freytagstrasse 29                        Committee of Parent since June, 1995. He was a Manager
40237 Dusseldorf                         of Thompson-Siegel GmbH from 1978 until 1994. He was a
Germany                                  member of the Supervisory Board of Parent from 1978
                                         through May of 1993.

                                                                     SCHEDULE II

               SHARE PURCHASES BY PURCHASER SINCE JANUARY 1, 1994

    The following table sets forth each transaction in the Shares by Purchaser since January 1, 1994. Except as set forth below, each such purchase was an open-market purchase effected on the NYSE.

                                                                                     PRICE PER
DATE                                                             NUMBER OF SHARES      SHARE
---------------------------------------------------------------  -----------------  -----------
 1/25/94*......................................................           2,817*     $   38.13*
 8/18/94*......................................................          23,775*         43.88*
  9/2/94.......................................................           1,400          45.38
  9/6/94.......................................................           1,000          45.38
  9/7/94.......................................................           1,500          45.75
  9/8/94.......................................................           1,500          45.83
  9/9/94.......................................................           2,600          45.42
 9/12/94.......................................................           9,000          45.00
 9/13/94.......................................................           2,100          44.49
 9/14/94.......................................................             500          44.25
 9/15/94.......................................................           1,000          44.00
 9/16/94.......................................................           2,000          44.47
 9/19/94.......................................................           3,000          44.27
 9/20/94.......................................................           2,500          44.15
 9/21/94.......................................................             800          43.91
 9/22/94.......................................................           3,000          42.67
 9/23/94.......................................................           2,300          42.07
 9/26/94.......................................................           1,500          41.71
 9/27/94.......................................................           1,500          41.75
 9/28/94.......................................................           1,700          42.00
 9/29/94.......................................................             200          42.38
 9/30/94.......................................................           1,900          42.97
 10/3/94.......................................................           3,000          42.52
 10/4/94.......................................................           1,700          42.25
 10/5/94.......................................................           3,000          42.15
 10/6/94.......................................................           1,000          42.00
 10/7/94.......................................................           3,000          42.21
10/10/94.......................................................             100          42.75
10/11/94.......................................................           2,500          43.88
10/14/94*......................................................         270,000*         44.63*
10/27/94.......................................................           2,300          44.61
10/28/94.......................................................           1,500          44.46
10/31/94.......................................................           1,700          44.55
 11/1/94.......................................................           3,000          44.81
 11/2/94.......................................................           2,100          44.82
 11/3/94.......................................................           1,900          45.13
 11/4/94.......................................................           2,000          45.63
 11/7/94.......................................................           3,000          45.82
 11/8/94.......................................................           3,000          45.96
 11/8/94*......................................................             548*         45.63*
 11/9/94.......................................................           3,000          46.21
11/10/94.......................................................           3,000          45.83
11/11/94.......................................................             500          45.63
11/14/94.......................................................           2,000          45.63

                                                                                     PRICE PER
DATE                                                             NUMBER OF SHARES      SHARE
---------------------------------------------------------------  -----------------  -----------
11/15/94.......................................................           3,000      $   45.29
11/16/94.......................................................           1,000          45.25
11/17/96.......................................................           1,100          45.36
11/18/94.......................................................           2,500          45.20
11/21/94.......................................................           3,000          45.06
11/22/94.......................................................           3,000          44.67
11/23/94.......................................................           2,000          44.44
11/28/94.......................................................           1,700          44.71
11/29/94.......................................................           3,000          45.83
11/30/94.......................................................           2,200          45.68
 12/1/94.......................................................           3,000          45.30
 12/2/94.......................................................           3,000          44.51
 12/5/94.......................................................             800          44.25
 12/6/94.......................................................           3,000          44.75
 12/7/94.......................................................           2,500          44.43
 12/8/94.......................................................           1,200          44.40
 12/9/94.......................................................           1,500          44.63
12/12/94.......................................................           3,000          44.94
12/13/94.......................................................           3,000          44.90
12/14/94.......................................................           3,000          44.70
12/15/94.......................................................           2,500          44.58
12/16/94.......................................................           2,000          44.88
12/19/94.......................................................           2,200          44.96
12/20/94.......................................................           3,000          44.97
12/21/94.......................................................           1,500          45.04
12/22/94.......................................................           1,900          45.53
12/23/94.......................................................           1,000          45.56
12/27/94.......................................................             800          46.08
12/28/94.......................................................           2,000          46.31
12/29/94.......................................................           1,300          46.42
12/30/94.......................................................             500          46.50
  1/3/95.......................................................             500          46.13
  1/4/95.......................................................           3,000          46.17
  1/5/95.......................................................           2,400          45.54
  1/6/95.......................................................           2,500          45.78
  1/9/95.......................................................           2,000          46.19
 1/11/95.......................................................           2,000          46.53
 1/12/95.......................................................           2,500          46.73
 1/13/95.......................................................             500          46.88
 1/17/95.......................................................             500          47.00
  2/1/95.......................................................           1,500          44.71
  2/2/95.......................................................           3,000          44.50
  2/3/95.......................................................           3,000          45.00
  2/6/95.......................................................           3,000          45.23
  2/7/95.......................................................           3,000          45.02
  2/8/95.......................................................           3,000          45.35
  2/9/95.......................................................           2,500          45.33
 2/10/95.......................................................             400          45.00
 2/13/95.......................................................           2,000          45.09
 2/13/95*......................................................          21,041*         44.88*
 2/14/95.......................................................           1,600          45.78

                                                                                     PRICE PER
DATE                                                             NUMBER OF SHARES      SHARE
---------------------------------------------------------------  -----------------  -----------
 2/15/95.......................................................           1,900      $   45.78
 2/16/95.......................................................           2,000          45.97
 2/17/95.......................................................           2,900          46.03
 2/21/95.......................................................           3,000          45.85
 2/22/95.......................................................           3,000          45.85
 2/23/95.......................................................           2,500          45.83
 2/27/95.......................................................           3,000          46.08
 2/28/95.......................................................           2,500          45.93
  3/1/95.......................................................           2,000          45.84
  3/2/95.......................................................           1,500          45.97
  3/3/95.......................................................           2,000          46.03
  3/6/95.......................................................           2,400          45.93
  3/7/95.......................................................           3,000          45.92
  3/8/95.......................................................             500          46.13
  3/9/95.......................................................             200          46.50
 3/10/95.......................................................           1,000          47.00
 3/21/95.......................................................           1,500          47.00
  4/6/95.......................................................           1,300          47.00
 6/27/95.......................................................          21,000          46.38
 6/28/95.......................................................           2,000          46.00
 6/29/95.......................................................           6,000          46.73
 6/30/95.......................................................           6,000          46.60
  7/3/95.......................................................           6,000          45.38
  7/5/95.......................................................          15,700          45.76
  7/6/95.......................................................           6,000          46.25
  7/7/95.......................................................           4,000          46.83
 7/10/95.......................................................           3,000          47.00
 7/11/95.......................................................           6,000          47.00
 7/12/95.......................................................           6,000          46.73
 7/13/95.......................................................           6,000          46.73
 7/14/95.......................................................           4,500          46.54
 7/17/95.......................................................           6,000          46.47
 7/18/95.......................................................           6,000          46.05
 7/19/95.......................................................          16,000          45.41
 7/20/95.......................................................           6,000          44.57
 7/21/95.......................................................          11,000          44.36
 7/24/95.......................................................           6,000          44.33
 7/25/95.......................................................           6,000          45.06
 7/26/95.......................................................           3,000          45.75
 7/28/95.......................................................           6,000          46.78
 7/31/95.......................................................           6,000          46.95
  8/1/95.......................................................           6,000          47.00
  8/2/95.......................................................           6,000          46.84
  8/3/95.......................................................           6,000          46.88
  8/7/95.......................................................             500          47.00

------------------------

* Private purchase pursuant to Right of First Refusal described under "SPECIAL FACTORS-- Background to the Offer."

                                                                         Annex I

      Section 262 of the General Corporation Law of the State of Delaware

Section 262. Appraisal rights.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to subsection (g) of Section 251), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsections (f) or (g) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                                     A-I-1

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give

                                     A-I-2
    either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on

                                     A-I-3
the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                     A-I-4

                        The Depositary for the Offer is:
                                 CITIBANK, N.A.

            BY HAND:                           BY MAIL:                     BY OVERNIGHT COURIER:
         Citibank, N.A.                     Citibank, N.A.                     Citibank, N.A.
     Corporate Trust Window         c/o Citicorp Data Distribution,    c/o Citicorp Data Distribution,
   111 Wall Street, 5th Floor                    Inc.                               Inc.
    New York, New York 10043                 P.O. Box 7072                     404 Sette Drive
                                       Paramus, New Jersey 07653          Paramus, New Jersey 07652

              FACSIMILE FOR ELIGIBLE INSTITUTIONS: (201) 262-3240
                      TO CONFIRM FAX ONLY: (800) 422-2077

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                       [Logo of MacKenzie Partners, Inc.]

                                156 Fifth Avenue
                            New York, New York 10010
                           (800) 322-2885 (TOLL FREE)
                         (212) 929-5500 (CALL COLLECT)

                      The Dealer Manager for the Offer is:

                                ROTHSCHILD INC.

                          1251 Avenue of the Americas
                            New York, New York 10020
                   CALL TOLL FREE: (800) 753-5151 (EXT. 3611)